UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2016

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Financial Statements for Fiscal 2015 <Under Japanese GAAP>
Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411		May 13, 2016
Stock Exchange (Japan):	Tokyo Stock Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Masahiro Kosugi	General Manager of Accounting
Phone:	+81-3-6838-6101

Ordinary General Meeting of Shareholders (scheduled):	June 24, 2016
Filing of Yuka Shoken Hokokusho to the Kanto Local		Commencement of Dividend Payment (scheduled):	June 3, 2016
Finance Bureau (scheduled):	June 27, 2016	Trading Accounts:	Established
Supplementary Materials on Annual Results:	Attached
IR Conference on Annual Results:	Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2015 (for the fiscal year ended March 31, 2016)

(1) Consolidated Results of Operations

	(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2015	3,215,274	1.1	997,529	(1.3)	670,943	9.6
Fiscal 2014	3,180,225	8.6	1,010,867	2.3	611,935	(11.1)

Note:	Comprehensive Income: Fiscal 2015 ¥304,594 million, (84.3)%; Fiscal 2014: ¥1,941,073 million, 133.0%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2015	26.94	26.42	8.3	0.5	31.0
Fiscal 2014	24.91	24.10	8.6	0.5	31.7

Reference:	Equity in Income from Investments in Affiliates: Fiscal 2015: ¥24,299 million; Fiscal 2014: ¥15,052 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2015	193,458,580	9,353,244	4.2	322.46
Fiscal 2014	189,684,749	9,800,538	4.3	322.86

Reference:	Own Capital: As of March 31, 2016 ¥8,167,813 million; As of March 31, 2015 ¥8,161,121 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2015	4,104,197	3,687,897	(521,023)	35,089,122
Fiscal 2014	6,654,958	2,619,227	(903,401)	27,840,775

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share					Total Cash Dividends (Total)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2014	—	3.50	—	4.00	7.50	183,797	30.1	2.6
Fiscal 2015	—	3.75	—	3.75	7.50	187,078	27.8	2.3
Fiscal 2016 (estimate)	—	3.75	—	3.75	7.50		31.6

Note:	Please refer to Cash Dividends for Shareholders of Classified Stock (unlisted) mentioned later, the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2016 (for the fiscal year ending March 31, 2017)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2016	—	—	—
Fiscal 2016	600,000	(10.5)	23.73

Note:	The number of shares of common stock used in the above calculation is based on the number of shares of common stock as of March 31, 2016 and takes into account mandatory acquisition of the Eleventh Series Class XI Preferred Stock that is scheduled to be conducted on July 1, 2016.

øNotes

(1) Changes in Significant Subsidiaries during the Fiscal Year (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

① Changes in accounting policies due to revisions of accounting standards, etc.: Yes

② Changes in accounting policies other than ① above: No

③ Changes in accounting estimates: No

④ Restatements: No

(Note)	For more information, please refer to “(7) Change in Accounting Policies” on page 1-30 of the attachment.

(3) Issued Shares of Common Stock

① Year-end issued shares (including treasury stock):	As of March 31, 2016	25,030,525,657 shares	As of March 31, 2015	24,621,897,967 shares
② Year-end treasury stock:	As of March 31, 2016	10,929,211 shares	As of March 31, 2015	11,649,262 shares
③ Average number of outstanding shares:	Fiscal 2015	24,806,160,636 shares	Fiscal 2014	24,368,115,969 shares

(Reference) Non-Consolidated Financial Statements for Fiscal 2015

Financial Highlights for Fiscal 2015 (for the fiscal year ended March 31, 2016)

(1) Non-Consolidated Results of Operations

	(%: Changes from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
Fiscal 2015	333,500	(11.7)	302,436	(13.8)	296,562	(15.1)	304,389	(12.7)
Fiscal 2014	377,777	19.2	350,922	19.2	349,438	20.8	349,001	22.0

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
Fiscal 2015	12.17	11.98
Fiscal 2014	14.11	13.74

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2015	7,064,211	5,197,208	73.5	203.58
Fiscal 2014	6,603,104	5,096,205	77.1	198.15

Reference:	Own Capital: As of March 31, 2016: ¥5,194,445 million; As of March 31, 2015: ¥5,092,385 million

Note :	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights) / Total Assets × 100
Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

(Presentation of Implementation Status of Review Procedure)

The audit procedure of consolidated and non-consolidated financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 26, 2016, both of which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share and total cash dividends related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share					Total Cash Dividends (Annual)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million
Eleventh Series Class XI Preferred Stock
Fiscal 2014	—	10.00	—	10.00	20.00	4,910
Fiscal 2015	—	10.00	—	10.00	20.00	2,429
Fiscal 2016 (estimate)	—

Note:	As for the Eleventh Series Class XI Preferred Stock that will not have been requested for acquisition by June 30, 2016, Mizuho Financial Group Inc. will acquire all of the relevant stock as of July 1, 2016 in accordance with the provisions of Article 20 of the Company’s Articles of Incorporation and Article 15 of the Terms and Conditions of the Eleventh Series Class XI Preferred Stock. Accordingly, cash dividend payments related to the Eleventh Series Class XI Preferred Stock will not be made in fiscal 2016.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Consolidated Results of Operations and Financial Conditions	p.1-3
	(1) Analysis of Results of Operations	p.1-3
	(2) Analysis of Financial Conditions	p.1-3
	(3) Basic Policy on Profit Distribution, Proposed Dividend Payment for Fiscal 2015 and Forecast Dividend Payment for Fiscal 2016	p.1-4

2.	Organization Structure of Mizuho Financial Group	p.1-5

3.	Management Policy	p.1-8
	(1) Principal Management Policy	p.1-8
	(2) Targeted Performance Indicators	p.1-8
	(3) Management’s Medium/Long-term Targets and Issues to be Resolved	p.1-9

4.	Basic Stance on Selection of Accounting Standards	p.1-14

5.	Consolidated Financial Statements and Others	p.1-15
	(1) Consolidated Balance Sheets	p.1-15
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-17
	(3) Consolidated Statements of Changes in Net Assets	p.1-20
	(4) Consolidated Statements of Cash Flows	p.1-22
	(5) Matters Related to the Assumption of Going Concern	p.1-24
	(6) Fundamental and Important Matters for the Preparation of Consolidated Financial Statements	p.1-24
	(7) Change in Accounting Policies	p.1-30
	(8) Issued but not yet Adopted Accounting Standard and Others	p.1-31
	(9) Change in Presentation of Financial Statements	p.1-31
	(10) Notes	p.1-32
(Notes to Consolidated Balance Sheet)
(Notes to Consolidated Statement of Income)
(Notes to Consolidated Statement of Comprehensive Income)
(Notes to Consolidated Statement of Changes in Net Assets)
(Notes to Consolidated Statement of Cash Flows)
(Financial Instruments)
(Securities)
(Notes to Money Held in Trust)
(Tax Effect Accounting)
(Business Segment Information)
(Per Share Information)
(Subsequent Events)

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Mizuho Financial Group, Inc.

6.	Non-Consolidated Financial Statements	p.1-48
	(1) Non-Consolidated Balance Sheets	p.1-48
	(2) Non-Consolidated Statements of Income	p.1-50
	(3) Non-Consolidated Statements of Changes in Net Assets	p.1-51

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for May 24, 2016 (Tuesday). The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

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Mizuho Financial Group, Inc.

1. Consolidated Results of Operations and Financial Conditions

(1) Analysis of Results of Operations

Reviewing the economic environment over the fiscal year ended March 31, 2016, although the global economy as a whole continued to recover gradually, weakness in the recovery is seen in some regions. As for the future direction of the economy, although continued recovery is expected, particularly in the major industrialized countries, lingering concerns over a downturn in China’s economy, trends in resource prices and increased geopolitical risk need continued and careful observation.

In the United States, the economy continued to be on a recovery trend under favorable employment conditions. As for the future direction of the economy, although steady recovery in the economy is expected to continue, concerns over an economic downturn in emerging countries and the possible effects of movements toward normalization of monetary policy require attention.

In Europe, the economies in the United Kingdom and the Euro area continued to be steady, although the recovery speed was slightly reduced. It is expected that the economies of the region will continue to exhibit the same trend; however, factors such as high unemployment rates, the effect of the slowdown of the Russian economy and trends in monetary policy still continue to require attention.

In Asia, the slowdown of China’s economy continued. In the future, although the economies of the region will be supported by the effects of various policies, the Chinese economy is expected to experience slowdown due to downward pressure from the adjustment of capital assets. As for the economies of emerging countries, the situation in which growth momentum was lacking continued. As for the future direction of the economy, partially due to the effects of currency depreciation and the decline of resource prices, the pace of economic expansion is expected to remain gradual.

In Japan, although exports and production are improving, consumer spending remained weak and the economy as a whole stayed in a temporary lull. As for the future direction of the economy, the Japanese economy can be expected to pick up, supported by factors such as growth in consumer spending backed by a recovery in employee compensation and increased corporate earnings due to the decline in oil prices; however, foreign exchange trends require attention.

Under the foregoing business environment, we recorded Consolidated Gross Profits of ¥2,221.6 billion for fiscal 2015, decreasing by ¥26.1 billion from the previous fiscal year.

Gross Profits of aggregate figures for Mizuho Bank and Mizuho Trust & Banking on a non-consolidated basis (BK+TB) decreased by ¥30.3 billion on a year-on-year basis to ¥1,599.3 billion. General and Administrative Expenses of BK+TB increased by ¥2.6 billion on a year-on-year basis to ¥910.9 billion mainly due to increases in overseas expenses focusing on strategic expenses.

Net Operating Revenues of Mizuho Securities on a consolidated basis (SC) increased by ¥19.6 billion on a year-on-year basis to ¥415.2 billion mainly due to increases in commissions.

As a result, Consolidated Net Business Profits decreased by ¥24.1 billion on a year-on-year basis to ¥852.8 billion.

Consolidated Credit-related Costs amounted to ¥30.4 billion.

Consolidated Net Gains (Losses) related to Stocks increased by ¥73.7 billion on a year-on-year basis to net gains of ¥205.6 billion due to the progress in cross-shareholding disposal.

Profit Attributable to Owners of Parent of SC for fiscal 2015 increased by ¥2.5 billion on a year-on-year basis to ¥61.1 billion.

As a result, Profit Attributable to Owners of Parent for fiscal 2015 increased by ¥59.0 billion on a year-on-year basis to ¥670.9 billion. This result shows a 106% achievement against the earnings plan for fiscal 2015 of ¥630.0 billion.

As for earnings estimates for fiscal 2016, we estimate Ordinary Profits of ¥810.0 billion and Profit Attributable to Owners of Parent of ¥600.0 billion on a consolidated basis.

The above earnings estimates are based on information that is currently available to us and on assumptions regarding factors that have an influence on future results of operations. Actual results may differ materially from these estimates. Please refer to “forward-looking statements” on the second page of this immediate release.

(2) Analysis of Financial Conditions

Consolidated total assets as of March 31, 2016 amounted to ¥193,458.5 billion, increasing by ¥3,773.8 billion from the end of the previous fiscal year, mainly due to increases in Cash and Due from banks.

Securities were ¥39,505.9 billion, decreasing by ¥3,772.7 billion from the end of the previous fiscal year.

Loans and Bills Discounted amounted to ¥73,708.8 billion, increasing by ¥293.7 billion from the end of the previous fiscal year.

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Mizuho Financial Group, Inc.

Deposits and Negotiable Certificates of Deposit amounted to ¥117,456.6 billion, increasing by ¥4,004.1 billion from the end of the previous fiscal year.

Net Assets amounted to ¥9,353.2 billion, decreasing by ¥447.2 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥6,559.9 billion, Accumulated Other Comprehensive Income was ¥1,607.8 billion and Non-controlling Interests was ¥1,182.6 billion.

Net Cash Provided by Operating Activities was ¥4,104.1 billion mainly due to increased deposits. Net Cash Provided by Investing Activities was ¥3,687.8 billion mainly due to sale of securities, and Net Cash Used in Financing Activities was ¥521.0 billion mainly due to repayments to non-controlling shareholders.

As a result, Cash and Cash Equivalents as of March 31, 2016 was ¥35,089.1 billion.

(3) Basic Policy on Profit Distribution, Proposed Dividend Payment for Fiscal 2015 and Forecast Dividend Payment for Fiscal 2016

We continue to perform disciplined capital management policy which maintains the optimum balance between strengthening of stable capital base and steady returns to shareholders.

As a new policy to return profits to shareholders, starting from fiscal 2014, we have implemented a steady dividend payout policy setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for our consideration.

Based on this policy, in consideration of our consolidated financial results, we plan to make cash dividend payments on common stock of ¥7.50 (¥3.75 for interim dividends and ¥3.75 for year-end dividends) for the end of the fiscal year ended March 31, 2016 as predicted in Dividends Estimates for Fiscal 2015. We also plan to make cash dividend payments on Eleventh Series Class XI for the end of the fiscal year ended March 31, 2016 as prescribed.

Common Stock	¥3.75 per share	(as predicted in Dividends Estimates for Fiscal 2015)
Annual cash dividends including interim dividends	¥7.50 per share	(as predicted in Dividends Estimates for Fiscal 2015)
Eleventh Series Class XI	¥10.00 per share
Annual cash dividends including interim dividends	¥20.00 per share

Furthermore, in accordance with the Articles of Incorporation, we determine dividend payments of surplus not by the resolution at the general meeting of shareholders but by the resolution at the board of directors unless otherwise stipulated by laws and regulations. We determined the cash dividend payments on common stock for the fiscal year ended March 31, 2016 at the board of directors held today.

For fiscal 2016, we continuously aim to make steady dividend payouts setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for our consideration and realize steady returns to shareholders. We will comprehensively consider the business environment such as the Group’s business results, profit base, capital, and domestic and international regulation trends such as the Basel framework in determining cash dividend payments.

As for the dividend forecast of common stock for fiscal 2016, we plan to make cash dividend payments of ¥7.50 per share of common stock, which is the same as fiscal 2015. We intend to continue payments of cash dividends at the interim period to return profits to shareholders in a timely manner.

(Dividends Estimates for Fiscal 2016)

Common Stock	Cash Dividends per Share	¥7.50
	of which Interim Dividends	¥3.75

(Note) As for the Eleventh Series Class XI Preferred Stock that will not have been requested for acquisition by June 30, 2016, Mizuho Financial Group Inc. will acquire all of the relevant stock as of July 1, 2016 in accordance with the provisions of Article 20 of the Company’s Articles of Incorporation and Article 15 of the Terms and Conditions of the Eleventh Series Class XI Preferred Stock. Accordingly, cash dividend payments related to the Eleventh Series Class XI Preferred Stock will not be made in fiscal 2016.

The above dividend estimate is based on information that is currently available to us and on assumptions regarding factors that have an influence on future results of operations. Actual results may differ materially from these estimates. Please refer to “forward-looking statements” on the second page of this immediate release.

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Mizuho Financial Group, Inc.

2. Organization Structure of Mizuho Financial Group

Mizuho Financial Group (the “Group”) is composed of Mizuho Financial Group, Inc. (“MHFG”) and its affiliates. The Group provides banking business, trust business, securities business, and other financial services.

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Mizuho Financial Group, Inc.

On April 1, 2016, Mizuho Financial Group, Inc. (“Mizuho”) will introduce an in-house company structure based on customer segments and ten units will be reorganized into five in-house companies and two units as below.

(as of April 1, 2016)

«MHFG»
General Meeting of Shareholders
Board of Directors
Nominating Committee
Compensation Committee
Audit Committee
Audit Committee Office
Corporates Secretariat
President & CEO (Group CEO)
Internal Audit Committee
Executive Management Committee
Group Strategy Conferences
Business Policy Committees
Retail & Business Banking Company
Retail & Business Banking Coordination Department
Channel Strategy Department
Branch Banking Department
Corporate & Institutional Company
Corporate & Institutional Coordination Department
Global Corporate Company
Global Corporate Coordination Department
Americas Business Division
Americas Department
Europe Business Division
Europe Department
East Asia Business Division
East Asia Department
Asia & Oceania Business Division
Asia & Oceania Department
Global Markets Company
Global Markets Coordination Department
Asset Management Company
Asset Management Coordination Department
Global Products Unit
Global Products Coordination Department
Research & Consulting Unit
Research & Consulting Coordination Department
Strategic Planning Group
Strategic Planning Department
Planning Administration Department
Corporate Communications Department
Administration Department
Facility Management Department
Customer Satisfaction Department
Data Management Department ※
Financial Control & Accounting Group
Financial Planning Department
Portfolio Management Department
Accounting Department
Investor Relations Department
Risk Management Group
Risk Management Department
Credit Risk Management Department
Human Resources Group
Global Talent Planning and Management Department
Global Talent Acquisition and Development Department
IT & Systems Group
IT & Systems Planning Department
IT & Systems Promotion Department
IT & Syestems Control Department
Data Management Department ※
Operations Group
Operations Planning Department
Compliance Group
Compliance Department
Compliance Promotion Department No.1
Compliance Promotion Department No.2
Legal Department
Executive Secretariat
Internal Audit Group
Internal Audit Department
Significant subsidiaries and affiliates
○:Consolidated subsidiaries
◇:affiliates under the equity method
○Mizuho Bank, Ltd.
Significant subsidiaries and affiliates of Mizuho Bank, Ltd.
○Mizuho Credit Guarantee Co., Ltd.
○Defined Contribution Plan Services Co., Ltd.
○Mizuho Factors,Limited
○Mizuho Capital Co., Ltd.
○UC Card Co., Ltd.
○Mizuho-DL Financial Technology Co., Ltd.
○Mizuho Bank (China), Ltd.
○PT. Bank Mizuho Indonesia
○Mizuho Bank Nederland N.V.
○Banco Mizuho do Brasil S.A.
○Mizuho Bank (USA)
○Mizuho Capital Markets Corporation
◇Orient Corporation
◇Joint Stock Commercial Bank for Foreign Trade of Vietnam
○Mizuho Trust & Banking Co., Ltd.
Significant subsidiaries and affiliates of Mizuho Trust & Banking Co., Ltd.
○Mizuho Realty Co., Ltd.
○Mizuho Trust & Banking Co. (USA)
○Mizuho Trust & Banking (Luxembourg) S.A.
◇Japan Stockholders Data Service Company, Limited
◇Japan Pension Operation Service, Ltd.
○Mizuho Securities Co., Ltd.
Significant subsidiaries and affiliates of Mizuho Securities Co., Ltd.
○Shinko Asset Management Co., Ltd.
○Mizuho International plc
○Mizuho Securities Asia Limited
○Mizuho Securities USA Inc.
○Mizuho Bank (Switzerland) Ltd
○Trust & Custody Services Bank, Ltd.
○Mizuho Asset Management Co., Ltd.
◇DIAM Co., Ltd.
○Mizuho Research Institute Ltd.
○Mizuho Information & Research Institute, Inc.
○Mizuho Private Wealth Management Co., Ltd.
※ "Data Management Division" is under the co-jurisdiction of IT & Systems Group and Starategic Planning Group.

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Mizuho Financial Group, Inc.

Of the major domestic subsidiaries and affiliates, the following company is listed on a domestic stock exchange:

Company Name	Location	Main Business	Ownership Percentage (%)	Listed Stock Exchanges
Orient Corporation	Chiyoda-Ku, Tokyo	Credit Business	49.0 49.0	Tokyo Stock Exchange (First Section)

Italic figures of Ownership Percentage denote percentage of interest held by subsidiaries.

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Mizuho Financial Group, Inc.

3. Management Policy

(1) Principal Management Policy

In 2013, The Group established a new Mizuho Corporate Identity, as fundamental mindsets underlying all of its corporate activities, which is comprised of Corporate Philosophy, Vision, and the Mizuho Values. Sharing the new group corporate identity and working as one group, the Group will operate and promote business, bringing fruitfulness for each customer and contributing to the prosperity of economies and societies.

1. Corporate Philosophy: Mizuho’s fundamental approach to business activities

Mizuho, the leading Japanese financial services group with a global presence and a broad customer base, is committed to:

Providing customers worldwide with the highest quality financial services with honesty and integrity;

Anticipating new trends on the world stage;

Expanding our knowledge in order to help customers shape their future;

Growing together with our customers in a stable and sustainable manner; and

Bringing together our group-wide expertise to contribute to the prosperity of economies and societies throughout the world.

These fundamental commitments support our primary role in bringing fruitfulness for each customer and the economies and the societies in which we operate. Mizuho creates lasting value. It is what makes us invaluable.

2. Vision: Mizuho’s vision for the future

The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia and Japan.

1.	The most trusted financial services group

2.	The best financial services provider

3.	The most cohesive financial services group

3. The Mizuho Values: The shared values and principles of Mizuho’s people

1.	Customer First: The most trusted partner lighting the future

2.	Innovative Spirit: Progressive and flexible thinking

3.	Team Spirit: Diversity and collective strength

4.	Speed: Sharpness and promptness

5.	Passion: Communication and challenge for the future

(2) Targeted Performance Indicators

We announced the new medium-term business plan formulated for the three (3) years from fiscal year 2016. In this plan, we have set the financial targets indicated in the chart below to be met by fiscal year 2018, the final year of the plan.

We aim to establish stable financial foundations that can withstand changes in the competitive environment by leveraging the competitive advantages of Mizuho’s strategies such as the One MIZUHO strategy, selecting key business areas and concentrating resources, pursuing “operational excellence,” as well as other measures, through which we endeavor to increase earning power, enhance efficiency and quality and reduce costs.

With regard to capital management, the Group will continue to pursue the optimal balance between strengthening the stable capital base and providing steady returns to shareholders.

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Mizuho Financial Group, Inc.

FY2018 Plan
Common Equity Tier 1 (CET1) Capital Ratio (Note 1)	Approx. 10%
Consolidated ROE (Note 2)	Approx. 8%
RORA (Consolidated Net Income Attributable to Owners of Parent)	Approx. 0.9%
Group expense ratio (Note 3)	Approx. 60% (predicted to be in the high 50s (%), excluding expenses related to the next-gen. IT system, etc.) (Target for FY2020: in the mid-50s (%))

(Note1)	Excluding Net Unrealized Gains on Other Securities on a Basel III fully-implemented basis (under the current regulations)
(Note2)	Excluding Net Unrealized Gains on Other Securities
(Note3)	The aggregate expense ratio against gross business profit of Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities, Asset Management One (to be established in October 2016), and other major subsidiaries

(3) Management’s Medium/Long-term Targets and Issues to be Resolved

The Group has launched its new three-year medium-term business plan, the “Progressive Development of “One MIZUHO”—The Path to a Financial Services Consulting Group”, formulated for the three (3) years from fiscal year 2016.

This plan aims to establish a business model that can respond to changes in the new business environment in respect of the global economy, such as changes to the situation where emerging economies had been bolstering the economies of developed countries and the prolonged weakness in resource prices, and even “game changers” such as the rapid development of innovation in financing, in addition to an uncertain regulatory environment.

Specifically, in addition to strictly observing the “customer-focused” perspective that we promoted in the previous medium-term business plan, we will pursue “operational excellence” as part of a project to promote greater improvements and efficiency in a harsh economic environment.

The new medium-term business plan has as its two foundations the “customer-focused” perspective and the “operational excellence” approach, and it aims to further develop the “One MIZUHO” strategy adopted in the previous medium-term business plan, by establishing a new business model that we call a “financial services consulting group”. As Mizuho’s vision to be realized in the new medium-term business plan, the Group has developed five basic policies, and to add more detail to these basic policies, the Group has also developed ten basic strategies consisting of business strategies, financial strategies and strategies for management foundations.

Mizuho’s Objectives under the Medium-Term Business Plan

A Financial Services Consulting Group

—The most trusted partner in solving problems and supporting the sustainable growth of customers and communities

Five Basic Policies

1.	Introduction of the in-house company system

2.	Selecting and focusing on certain areas of business

3.	Establishment of a resilient financial base

4.	Proactive involvement in financial innovation

5.	Embedding a corporate culture that encourages the active participation of our workforce to support a stronger Mizuho

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Mizuho Financial Group, Inc.

Ten Basic Strategies

< Business Strategies >

1.	Strengthening our non-interest business model on a global basis

2.	Responding to the shift from savings to investment

3.	Strengthening our research & consulting functions

4.	Responding to FinTech

5.	Promoting the “Area One MIZUHO” strategy*

< Financial Strategies >

6.	Controlling the balance sheet and reforming the cost structure

7.	Disposing of cross-shareholdings

< Management Foundations >

8.	Completing implementation of the next generation IT system

9.	Fundamental reforms of HR management

10.	Continued initiatives towards embedding a corporate culture to support the creation of a stronger organization

*	Implementation of the One MIZUHO strategy in each geographical area by collaboration of banking, trust banking and securities functions. The business offices independently design and implement the Area strategy.

(Operational Excellence)

The Group will pursue an “operational excellence” approach, with the aim of improving its “operations”, which provides the ability to put the One MIZUHO strategy into action, differentiate its strategy under the “customer-focused” perspective to secure its sustained competitive advantages and increase added value for customer service. The Group will thoroughly review the existing operational processes in order to “increase operational efficiency” and “create customer value by enhancing the sophistication of operations.”

(Introduction of the In-House Company System)

On April 1, 2016, the Group introduced an in-house company system based on customer segments in order to strictly observe the “customer-focused” perspective. The aim of this system is to utilize Mizuho’s strengths and competitive advantage as a holding company which integrates the banking, trust banking and securities functions, to promptly provide the highest-quality financial services that closely match customer needs.

Thus far, under the business unit system, Mizuho has developed targeted strategies across the group companies, which are tailored to the characteristics of its respective customers. Under the in-house company system, it will further pursue such goal. The new system helps the Group to proceed with the process from planning to implementation of the strategies robustly and swiftly so that it can develop consistent strategies according to the characteristics of its customers.

More specifically, the Group established the following five in-house companies to thoroughly strengthen the “customer-focused” perspective: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company and the Asset Management Company. With respect to the functions related to products and research, two separate units were newly established in order to “further enhance expertise” and “utilize capabilities across all customer segments.” With respect to the functions related to research, the Group consolidated its research and consulting functions into “One Think-tank,” and it established the new Research & Consulting Unit to create a team of experts dedicated to addressing the various challenges that its customers may face.

Furthermore, the Group will streamline head office operations and implement prompt decision-making processes in order to further enhance the Group’s front-line business and sales capabilities. At the same time, Mizuho will work to increase the Group’s earnings capacity and reform the risk-return structure, in accordance with the Group’s risk appetite framework (the basic policy regarding Mizuho’s risk taking activity).

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Mizuho Financial Group, Inc.

[Business strategies]

Under the new management structure based on customer segments, the Group will thoroughly strengthen the “customer-focused” perspective based on the ten basic strategies set forth in the new medium-term business plan.

Details of the business strategies of each of the in-house companies and units are as follows.

(Retail & Business Banking Company)

The Retail & Business Banking Company is in charge of the services for individual customers, small and medium-sized enterprises and middle market firms.

For individual customers, the Retail & Business Banking Company will strive to improve its capacity to provide consulting services, including asset management and asset inheritance, while working on the development and provision of convenient services by leveraging advanced technologies and forming alliances with other companies, etc.

For small and medium-sized enterprises and middle market firms, the Retail & Business Banking Company will provide solutions with respect to both types of needs: management issues such as business growth and expansion, business succession and overseas business development; and personal issues of customers who are business owners, etc., such as asset inheritance and management, etc.

The Retail & Business Banking Company aims at becoming a “comprehensive financial consulting company” that will grow together with customers through the foregoing approaches.

(Corporate & Institutional Company)

The Corporate & Institutional Company is in charge of the services for large corporations, financial institutions and public corporations in Japan.

For large corporations, the Corporate & Institutional Company will further enhance its capacity to provide custom-designed solutions for each customer, including syndicate loans, corporate bond underwriting and M&A, to meet customer needs for fund-raising, asset management and management and financial strategies.

The Corporate & Institutional Company will provide optimal financial services on a group-wide basis: to customers that are financial institutions, it will provide services such as advice on financial strategies and proposals for various investment products; and to customers that are public corporations, it will provide services such as financing support through being entrusted with and underwriting of public bonds and designated financial institution services. In addition, it will continue its efforts to realize regional revitalization, which is an important issue for the Japanese economy.

The Corporate & Institutional Company aims at becoming a highly trusted partner of customers through the foregoing approaches.

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Mizuho Financial Group, Inc.

(Global Corporate Company)

The Global Corporate Company is in charge of the services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

By taking advantage of its deep understanding of its customers’ business and strengths in the corporate finance area, such as loan financing and corporate bond underwriting, the Global Corporate Company will provide various solutions to endeavor to support Japanese corporate customers in overseas business expansion and build long-term relationships with non-Japanese corporate customers.

Furthermore, it will promote expanding its office network and forming business alliances with overseas local financial institutions and government-affiliated organizations to further enhance its capacity to provide financial services.

The Global Corporate Company aims at becoming a company capable of sustainable growth in the midst of drastically changing global economic and regulation trends through the foregoing approaches.

(Global Markets Company)

In addition to investment services with respect to interest rates, equities and credits, etc., the Global Markets Company will provide sales and trading services to a wide range of customers, from individuals to institutional investors, by offering general products in the market, such as interest rates, foreign exchange, equities and commodities.

The Global Markets Company aims at becoming the top global player in Asia by utilizing its capacity to offer a wide range of products based on the collaboration among the banking, trust banking and securities functions.

(Asset Management Company)

The Asset Management Company is in charge of development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors.

While fulfilling its fiduciary duties*, it will (i) provide individual customers with products that help them to build up their assets, (ii) increase its capacity to provide and select products that match the diversified needs of customers, such as pension funds, and (iii) strengthen its efforts to offer comprehensive services by integrating defined contribution pension schemes and defined benefit schemes into one scheme.

The Asset Management Company aims to contribute to the revitalization of domestic monetary assets through the foregoing approaches.

*“Fiduciary duties” is a general term for the broad range of various roles and responsibilities that fiduciaries are expected to fulfill when engaging in certain business activities in order to live up to the trust that is placed in them by their customers. The term appears—as a loan word in Japanese—in the Financial Service Agency’s Strategic Directions and Priorities.

(Global Products Unit)

The Global Products Unit will cooperate with each of the in-house companies to provide solutions, such as advice on business and financial strategies, financing support, domestic and foreign exchange and settlement, to every customer by making full use of its high degree of expertise.

The Global Products Unit aims to support Mizuho’s goal of becoming a “financial services consulting group” from the perspective of products, through the foregoing approaches.

(Research & Consulting Unit)

As the first, full-fledged research and consulting unit of a Japan-based bank that supports Mizuho’s goal of becoming a “financial services consulting group”, the Research & Consulting Unit will develop a global perspective aiming at becoming a team of experts that addresses various actual and potential challenges that the Group’s customers may face. The unit will provide solutions through collaboration with the five in-house companies by using both macro and micro approaches.

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Mizuho Financial Group, Inc.

[Business Management, Management Foundations, etc.]

By responding to the changes in the business environment such as tightening of regulations, the Group will also exert the following efforts in its business management and management foundations, which are inextricably linked to the business strategy.

(Upgrading Risk Appetite Framework)

MHFG has introduced a risk appetite framework, in light of enhancement of corporate value through the integrated group-wide operation of business strategies, financial strategies and risk controls. MHFG determines its management resource allocation and profit plans based on discussions regarding the types and the level of risk that is required to be taken in realizing our strategy, monitors the operation status and takes other necessary measures, thereby aiming to balance our risk-return.

MHFG also established the “Action Guideline for Risk” for the purpose of realization of the values and principles that must be shared in confronting risk. The Group will continuously strive to nurture a sound risk culture through actions to raise the awareness of all officers and employees regarding the “Action Guideline for Risk” to ensure effectiveness of MHFG’s risk appetite framework.

(Completion of Next-Generation IT Systems)

As it is the most important and largest systems project, the Group is taking all possible measures to complete the next-generation IT systems in a safe and steady manner.

(Disposing of cross-shareholdings)

As stated in the Corporate Governance Report, “as a basic policy, unless we (the Group) consider(s) these holdings to be meaningful,” the Group “will not hold” listed shares for strategic reasons. The Group will continue to strive to dispose of cross-shareholdings in order to decrease the potential impact on our financial position due to fluctuations in stock prices, and to be able to fully perform financial intermediary functions even under periods of stress.

(Fundamental Reform of Human Resource Management)

In order to enhance employee engagement (a relationship under which an organization and its employees contribute to each other’s growth) and strengthen the competitive advantage from the perspective of human resources, the Group will take initiatives to fundamentally reform human resources management. The Group will establish the principles of its human resource strategy, human resource system and human resource management, enhance the willingness of all employees of the Group to improve their capabilities and to contribute to the organization, and enable employees to work actively over the long term by sustainably developing and fully utilizing their abilities, for the purpose of differentiation in respect of human resources.

(Fulfillment of Fiduciary Duties†)

The Group has established its policies for fulfilling its fiduciary duties with respect to the asset management-related business, in order to continue to be its customers’ most trusted financial services group as its customer’s long-term partner. The Group will further strengthen its efforts to fulfill its fiduciary duties at each of the group companies through measures in line with such policies, including provision of appropriate products and services that are in its customers’ best interests.

†Please see * on page 1-12.

(Continued Initiatives for Establishment of Corporate Culture That Will Strongly Support Organization of the Group)

The Group will continue to take initiatives to establish a strong corporate culture.

Specifically, the Group will further strengthen continued actions related to each initiative, such as (i) initiatives toward the realization of the “Vision of Individual Offices,” which defines the visions to be aimed for by each division and branch, and (ii) convening “General Managers Off-site Meetings” for general managers of head office divisions and marketing offices in Japan and overseas to discuss the corporate culture.

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Mizuho Financial Group, Inc.

(Establishment of Strong Mizuho Brand)

The Group aims to establish a strong Mizuho brand by positioning the new medium-term business plan as the action plan for the establishment of the Mizuho brand and by achieving its goal of becoming a “financial services consulting group” with the aim of being the most trusted partner in solving problems and supporting the sustainable growth of customers and communities. The Group will strive to achieve the goals of the medium-term business plan, and at the same time, will continue to implement measures to further improve the value of the Mizuho brand by means such as undertaking effective brand communication activities.

The Group will also continue to consider the possibility of consolidation between MHBK and MHTB.

With respect to the Kumamoto earthquake of April 2016, the Group is carrying out initiatives to assist victims in their recovery, including the prompt commencement of financing consultation. The Group will continue its efforts to support the disaster recovery.

The Group will continue to endeavor to strengthen the attitude toward governance and toward compliance with laws and regulations, including severance of business relations with anti-social elements.

The Group will contribute to the sustainable development of society on a group-wide basis and further promote its corporate values.

4. Basic Stance on Selection of Accounting Standards

MHFG prepares its consolidated financial statements in accordance with Japanese Generally Accepted Accounting Principles. With respect to International Financial Reporting Standards (IFRS), in light of possible adoption in the future, MHFG is continuing research and study on the situation in Japan and Overseas and/or the development of IFRS.

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Mizuho Financial Group, Inc.

5. Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2015	As of March 31, 2016
Assets
Cash and Due from Banks	¥29,096,166	¥	*8	36,315,471
Call Loans and Bills Purchased	444,115			893,545
Receivables under Resale Agreements	8,582,239			7,805,798
Guarantee Deposits Paid under Securities Borrowing Transactions	4,059,340			3,407,390
Other Debt Purchased	3,239,831			2,979,797
Trading Assets	10,781,735		*8	13,004,522
Money Held in Trust	157,728			175,638
Securities	43,278,733		*1,*8,*16	39,505,971
Loans and Bills Discounted	73,415,170		*3,*4,*5,*6,*7,*8,*9	73,708,884
Foreign Exchange Assets	1,623,736		*7	1,447,743
Derivatives other than for Trading Assets	3,544,243			3,157,752
Other Assets	4,066,424		*8	4,144,131
Tangible Fixed Assets	1,078,051		*11,*12	1,085,791
Buildings	340,101			344,311
Land	612,901		*10	605,626
Lease Assets	18,566			24,919
Construction in Progress	13,786			19,698
Other Tangible Fixed Assets	92,695			91,237
Intangible Fixed Assets	657,556			804,567
Software	309,207			318,920
Goodwill	58,617			23,440
Lease Assets	8,245			11,304
Other Intangible Fixed Assets	281,486			450,900
Net Defined Benefit Asset	743,382			646,428
Deferred Tax Assets	36,938			36,517
Customers’ Liabilities for Acceptances and Guarantees	5,404,843			4,798,158
Reserves for Possible Losses on Loans	(525,486)			(459,531)
Reserve for Possible Losses on Investments	(2)			—

Total Assets	¥189,684,749	¥		193,458,580

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Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2015	As of March 31, 2016
Liabilities
Deposits	¥97,757,545	¥	*8	105,629,071
Negotiable Certificates of Deposit	15,694,906			11,827,533
Call Money and Bills Sold	5,091,198			2,521,008
Payables under Repurchase Agreements	19,612,120		*8	16,833,346
Guarantee Deposits Received under Securities Lending Transactions	2,245,639		*8	2,608,971
Commercial Paper	538,511			1,010,139
Trading Liabilities	8,743,196			10,276,133
Borrowed Money	7,195,869		*8,*13	7,503,543
Foreign Exchange Liabilities	473,060			492,473
Short-term Bonds	816,705			648,381
Bonds and Notes	6,013,731		*14	6,120,928
Due to Trust Accounts	1,780,768			5,067,490
Derivatives other than for Trading Liabilities	3,474,332			2,571,597
Other Liabilities	4,261,955			5,532,596
Reserve for Bonus Payments	59,869			62,171
Reserve for Variable Compensation	—			2,836
Net Defined Benefit Liability	47,518			51,514
Reserve for Director and Corporate Auditor Retirement Benefits	1,527			1,685
Reserve for Possible Losses on Sales of Loans	13			267
Reserve for Contingencies	7,845			5,271
Reserve for Reimbursement of Deposits	15,851			16,154
Reserve for Reimbursement of Debentures	48,878			39,245
Reserves under Special Laws	1,607			2,024
Deferred Tax Liabilities	524,321			414,799
Deferred Tax Liabilities for Revaluation Reserve for Land	72,392		*10	67,991
Acceptances and Guarantees	5,404,843			4,798,158

Total Liabilities	¥179,884,211	¥		184,105,335

Net Assets
Common Stock and Preferred Stock	¥2,255,404	¥		2,255,790
Capital Surplus	1,110,006			1,110,164
Retained Earnings	2,769,371			3,197,616
Treasury Stock	(3,616)			(3,609)

Total Shareholders’ Equity	6,131,166			6,559,962

Net Unrealized Gains (Losses) on Other Securities	1,737,348			1,296,039
Deferred Gains or Losses on Hedges	26,635			165,264
Revaluation Reserve for Land	146,419		*10	148,483
Foreign Currency Translation Adjustments	(40,454)			(53,689)
Remeasurements of Defined Benefit Plans	160,005			51,752

Total Accumulated Other Comprehensive Income	2,029,955			1,607,851

Stock Acquisition Rights	3,820			2,762
Non-controlling Interests	1,635,595			1,182,668

Total Net Assets	9,800,538			9,353,244

Total Liabilities and Net Assets	¥189,684,749	¥		193,458,580

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Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the fiscal year ended March 31, 2015	For the fiscal year ended March 31, 2016
Ordinary Income	¥3,180,225	¥		3,215,274
Interest Income	1,468,976			1,426,256
Interest on Loans and Bills Discounted	931,883			921,653
Interest and Dividends on Securities	351,801			308,089
Interest on Call Loans and Bills Purchased	7,611			6,847
Interest on Receivables under Resale Agreements	27,995			41,328
Interest on Securities Borrowing Transactions	7,096			8,640
Interest on Due from Banks	50,093			67,248
Other Interest Income	92,495			72,449
Fiduciary Income	52,641			53,458
Fee and Commission Income	729,341			751,712
Trading Income	262,963			313,106
Other Operating Income	365,264			326,065
Other Ordinary Income	301,037			344,674
Gains on Reversal of Reserves for Possible Losses on Loans	73,301			—
Recovery of Written-off Claims	16,862			18,273
Other	210,873		*1	326,401
Ordinary Expenses	2,169,357			2,217,744
Interest Expenses	339,543			422,574
Interest on Deposits	123,559			167,540
Interest on Negotiable Certificates of Deposit	30,095			35,354
Interest on Call Money and Bills Sold	7,609			7,711
Interest on Payables under Repurchase Agreements	30,537			59,983
Interest on Securities Lending Transactions	7,549			2,988
Interest on Commercial Paper	1,682			2,285
Interest on Borrowed Money	19,287			21,505
Interest on Short-term Bonds	1,453			1,080
Interest on Bonds and Notes	81,441			98,474
Other Interest Expenses	36,326			25,648
Fee and Commission Expenses	135,981			144,160
Trading Expenses	—			2,598
Other Operating Expenses	155,924			79,650
General and Administrative Expenses	1,351,611			1,349,593
Other Ordinary Expenses	186,296			219,166
Provision for Reserves for Possible Losses on Loans	—			4,446
Other	186,296		*2	214,720

Ordinary Profits	¥1,010,867	¥		997,529

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Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2015	For the fiscal year ended March 31, 2016
Extraordinary Gains	¥615	¥		20,362
Gains on Disposition of Tangible Fixed Assets	615			7,540
Other Extraordinary Gains	—		*3	12,822
Extraordinary Losses	20,850			9,640
Losses on Disposition of Tangible Fixed Assets	9,156			4,811
Losses on Impairment of Fixed Assets	11,358			4,412
Other Extraordinary Losses	334			416

Income before Income Taxes	990,632			1,008,252

Income Taxes:
Current	260,799			216,354
Refund of Income Taxes	(531)			(3,065)
Deferred	44,723			69,260

Total Income Taxes	304,992			282,549

Profit	685,640			725,702

Profit Attributable to Non-controlling Interests	73,705			54,759

Profit Attributable to Owners of Parent	¥611,935	¥		670,943

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Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the fiscal year ended March 31, 2015	For the fiscal year ended March 31, 2016
Profit	¥685,640	¥		725,702
Other Comprehensive Income	1,255,433		*1	(421,108)
Net Unrealized Gains (Losses) on Other Securities	1,004,848			(438,896)
Deferred Gains or Losses on Hedges	33,252			138,829
Revaluation Reserve for Land	7,531			3,630
Foreign Currency Translation Adjustments	15,144			(10,712)
Remeasurements of Defined Benefit Plans	183,108			(109,362)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	11,548			(4,597)

Comprehensive Income	1,941,073			304,594

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	1,862,651			250,405
Comprehensive Income Attributable to Non-controlling Interests	78,422			54,188

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Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2015

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,254,972	1,109,508	2,315,608	(3,874)	5,676,215
Cumulative Effects of Changes in Accounting Policies			16,107		16,107
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,254,972	1,109,508	2,331,715	(3,874)	5,692,322
Changes during the period
Issuance of New Shares	431	431			863
Cash Dividends			(176,136)		(176,136)
Profit Attributable to Owners of Parent			611,935		611,935
Repurchase of Treasury Stock				(273)	(273)
Disposition of Treasury Stock		66		531	598
Transfer from Revaluation Reserve for Land			1,856		1,856
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	431	498	437,655	258	438,843

Balance as of the end of the period	2,255,404	1,110,006	2,769,371	(3,616)	6,131,166

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	733,522	(6,677)	140,745	(63,513)	(22,979)	781,096	3,179	1,844,057	8,304,549
Cumulative Effects of Changes in Accounting Policies								573	16,681
Balance as of the beginning of the period reflecting Changes in Accounting Policies	733,522	(6,677)	140,745	(63,513)	(22,979)	781,096	3,179	1,844,631	8,321,230
Changes during the period
Issuance of New Shares									863
Cash Dividends									(176,136)
Profit Attributable to Owners of Parent									611,935
Repurchase of Treasury Stock									(273)
Disposition of Treasury Stock									598

Transfer from Revaluation Reserve for Land									1,856
Net Changes in Items other than Shareholders’ Equity	1,003,826	33,313	5,674	23,059	182,985	1,248,859	640	(209,035)	1,040,464

Total Changes during the period	1,003,826	33,313	5,674	23,059	182,985	1,248,859	640	(209,035)	1,479,307

Balance as of the end of the period	1,737,348	26,635	146,419	(40,454)	160,005	2,029,955	3,820	1,635,595	9,800,538

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Mizuho Financial Group, Inc.

For the fiscal year ended March 31, 2016

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,255,404	1,110,006	2,769,371	(3,616)	6,131,166
Cumulative Effects of Changes in Accounting Policies		935	(48,999)		(48,063)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,255,404	1,110,942	2,720,371	(3,616)	6,083,102
Changes during the period
Issuance of New Shares	386	386			772
Cash Dividends			(195,264)		(195,264)
Profit Attributable to Owners of Parent			670,943		670,943
Repurchase of Treasury Stock				(653)	(653)
Disposition of Treasury Stock		81		659	741
Transfer from Revaluation Reserve for Land			1,566		1,566
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(1,245)			(1,245)
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	386	(777)	477,244	6	476,859

Balance as of the end of the period	2,255,790	1,110,164	3,197,616	(3,609)	6,559,962

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,737,348	26,635	146,419	(40,454)	160,005	2,029,955	3,820	1,635,595	9,800,538
Cumulative Effects of Changes in Accounting Policies									(48,063)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,737,348	26,635	146,419	(40,454)	160,005	2,029,955	3,820	1,635,595	9,752,474
Changes during the period
Issuance of New Shares									772
Cash Dividends									(195,264)
Profit Attributable to Owners of Parent									670,943
Repurchase of Treasury Stock									(653)

Disposition of Treasury Stock									741
Transfer from Revaluation Reserve for Land									1,566
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(1,245)
Net Changes in Items other than Shareholders’ Equity	(441,308)	138,628	2,064	(13,235)	(108,252)	(422,104)	(1,057)	(452,927)	(876,089)

Total Changes during the period	(441,308)	138,628	2,064	(13,235)	(108,252)	(422,104)	(1,057)	(452,927)	(399,230)

Balance as of the end of the period	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,353,244

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Mizuho Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	Millions of yen
	For the fiscal year ended March 31, 2015	For the fiscal year ended March 31, 2016
Cash Flow from Operating Activities
Income before Income Taxes	¥990,632	¥1,008,252
Depreciation	156,946	159,953
Losses on Impairment of Fixed Assets	11,358	4,412
Amortization of Goodwill	3,698	830
Equity in Loss (Gain) from Investments in Affiliates	(15,052)	(24,299)
Increase (Decrease) in Reserves for Possible Losses on Loans	(103,554)	(53,529)
Increase (Decrease) in Reserve for Possible Losses on Investments	(25)	(2)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(1,245)	253
Increase (Decrease) in Reserve for Contingencies	1,600	(678)
Increase (Decrease) in Reserve for Bonus Payments	5,113	3,918
Increase (Decrease) in Reserve for Variable Compensation	—	2,836
Decrease (Increase) in Net Defined Benefit Asset	(38,437)	(65,012)
Increase (Decrease) in Net Defined Benefit Liability	4,297	3,123
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(19)	157
Increase (Decrease) in Reserve for Reimbursement of Deposits	(600)	303
Increase (Decrease) in Reserve for Reimbursement of Debentures	(6,078)	(9,633)
Interest Income—accrual basis	(1,468,976)	(1,426,256)
Interest Expenses—accrual basis	339,543	422,574
Losses (Gains) on Securities	(219,340)	(356,138)
Losses (Gains) on Money Held in Trust	(145)	(178)
Foreign Exchange Losses (Gains)—net	(645,471)	470,492
Losses (Gains) on Disposition of Fixed Assets	8,541	(2,729)
Decrease (Increase) in Trading Assets	999,513	(2,450,614)
Increase (Decrease) in Trading Liabilities	359,772	1,716,637
Decrease (Increase) in Derivatives other than for Trading Assets	(639,290)	291,667
Increase (Decrease) in Derivatives other than for Trading Liabilities	386,732	(821,313)
Decrease (Increase) in Loans and Bills Discounted	(2,289,581)	(1,784,739)
Increase (Decrease) in Deposits	7,446,245	8,985,486
Increase (Decrease) in Negotiable Certificates of Deposit	2,369,726	(3,415,748)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(544,370)	459,006
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	471,141	(295,214)
Decrease (Increase) in Call Loans, etc.	918,102	(60,388)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	951,399	651,949
Increase (Decrease) in Call Money, etc.	(1,521,429)	(4,087,190)
Increase (Decrease) in Commercial Paper	(253,152)	505,568
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(3,839,692)	363,332
Decrease (Increase) in Foreign Exchange Assets	88,558	99,358
Increase (Decrease) in Foreign Exchange Liabilities	149,446	20,826
Increase (Decrease) in Short-term Bonds (Liabilities)	232,137	(168,323)
Increase (Decrease) in Bonds and Notes	992,919	(177,448)
Increase (Decrease) in Due to Trust Accounts	480,112	3,286,722
Interest and Dividend Income—cash basis	1,476,736	1,458,441
Interest Expenses—cash basis	(346,060)	(386,135)
Other—net	(84,770)	43,034

Subtotal	6,826,983	4,373,564

Cash Refunded (Paid) in Income Taxes	(172,024)	(269,366)

Net Cash Provided by (Used in) Operating Activities	6,654,958	4,104,197

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Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2015	For the fiscal year ended March 31, 2016
Cash Flow from Investing Activities
Payments for Purchase of Securities	(81,055,617)			(43,017,178)
Proceeds from Sale of Securities	76,467,302			36,284,439
Proceeds from Redemption of Securities	7,599,068			10,774,422
Payments for Increase in Money Held in Trust	(5,770)			(21,840)
Proceeds from Decrease in Money Held in Trust	16,408			3,945
Payments for Purchase of Tangible Fixed Assets	(216,299)			(67,298)
Payments for Purchase of Intangible Fixed Assets	(187,451)			(257,072)
Proceeds from Sale of Tangible Fixed Assets	1,585			12,913
Proceeds from Sale of Intangible Fixed Assets	0			0
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	—			(24,432)

Net Cash Provided by (Used in) Investing Activities	2,619,227			3,687,897

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	—			40,000
Repayments of Subordinated Borrowed Money	(100,000)			(189,000)
Proceeds from Issuance of Subordinated Bonds	150,000			434,517
Payments for Redemption of Subordinated Bonds	(464,705)			(107,600)
Proceeds from Issuance of Common Stock	6			4
Proceeds from Investments by Non-controlling Shareholders	866			1,353
Repayments to Non-controlling Shareholders	(241,729)			(452,500)
Cash Dividends Paid	(176,186)			(195,283)
Cash Dividends Paid to Non-controlling Shareholders	(71,644)			(49,877)
Payments for Purchase of Stocks of Subsidiaries (not affecting the scope of consolidation)	—			(2,626)
Payments for Repurchase of Treasury Stock	(12)			(13)
Proceeds from Sale of Treasury Stock	2			2

Net Cash Provided by (Used in) Financing Activities	(903,401)			(521,023)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	37,565			(22,723)

Net Increase (Decrease) in Cash and Cash Equivalents	8,408,350			7,248,347

Cash and Cash Equivalents at the beginning of the fiscal year	19,432,425			27,840,775

Cash and Cash Equivalents at the end of the fiscal year	¥27,840,775	¥	*1	35,089,122

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Mizuho Financial Group, Inc.

(5) Matters Related to the Assumption of Going Concern

There is no applicable information.

(6) Fundamental and Important Matters for the Preparation of Consolidated Financial Statements

1. Scope of Consolidation

a)	Number of consolidated subsidiaries: 143

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

During the period, Simplex Investment Advisors Inc. and seven other companies were newly included in the scope of consolidation as a result of acquisition of the stocks and other factors.

During the period, Mizuho Financial Strategy, Co., Ltd. and 14 other companies were excluded from the scope of consolidation as a result of merger and other factors.

b)	Number of non-consolidated subsidiaries: 0

2. Application of the Equity Method

a)	Number of non-consolidated subsidiaries under the equity method: 0

b)	Number of affiliates under the equity method: 27

Names of principal companies:

Orient Corporation

The Chiba Kogyo Bank, Ltd.

Joint Stock Commercial Bank for Foreign Trade of Vietnam

During the period, Matthews International Capital Management, LLC and five other companies were newly included in the scope of the equity method as a result of acquisition of the stocks and other factors.

c)	Number of non-consolidated subsidiaries not under the equity method: 0

d)	Affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Accumulated Other Comprehensive Income (amount corresponding to MHFG’s equity position) and others.

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Mizuho Financial Group, Inc.

3. Balance Sheet Dates of Consolidated Subsidiaries

a)	Balance sheet dates of consolidated subsidiaries are as follows:

July 31	1 company
December 29	12 companies
December 31	51 companies
March 31	79 companies

b)	Consolidated subsidiaries with balance sheet dates of December 29 were consolidated based on their tentative financial statements as of and for the period ended December 31.

The consolidated subsidiary with balance sheet date of July 31 was consolidated based on its tentative financial statement as of and for the period ended the consolidated balance sheet date.

Other consolidated subsidiaries were consolidated based on their financial statements as of and for the period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

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Mizuho Financial Group, Inc.

4. Standards of Accounting Method

Amounts less than one million yen are rounded down.

1.	Credited Loans pursuant to Trading Securities and Trading Income & Expenses

Credited loans held for the purpose of trading are, in line with trading securities, recognized on a trade date basis and recorded in Other Debt Purchased on the consolidated balance sheet. Other Debt Purchased related to the relevant credited loans is stated at fair value at the consolidated balance sheet date.

Interest received and the gains or losses on the sale of the relevant credited loans during this fiscal year, including the gains or losses resulting from any change in the value between the beginning and the end of this fiscal year, are recognized in Other Operating Income and Other Operating Expenses on the consolidated statements of income.

2.	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during this fiscal year, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of this fiscal year, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of this fiscal year, assuming they were settled at the end of this fiscal year.

3.	Securities

(i) Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in affiliates not under the equity method are stated at acquisition cost and determined by the moving average method. As to Other Securities, in principle, fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities, the fair values of which are extremely difficult to determine, are stated at acquisition cost or amortized cost and determined by the moving average method.

The net unrealized gains (losses) on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(ii) Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (i) above.

4.	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

5.	Depreciation of Fixed Assets

(1) Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The range of useful lives is as follows:

Buildings:	3 years to 50 years
Others:	2 years to 20 years

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Mizuho Financial Group, Inc.

(2) Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly from five to ten years as determined by MHFG and consolidated subsidiaries.

(3) Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

6.	Deferred Assets

Bond issuance costs are expensed as incurred.

7.	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and the expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥157,807 million.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

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Mizuho Financial Group, Inc.

8.	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

9.	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of this fiscal year, based on the estimated future payments.

10.	Reserve for Variable Compensation

To prepare for the payments of performance payments and stock compensation to be paid as variable compensation within compensation for directors and executive officers of Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd., the estimated payment based on the standard amount regarding variable compensation of this fiscal year is provided.

11.	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued by the end of this fiscal year, based on the internally established standards.

12.	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

13.	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies which are not covered by other specific reserves. The balance is an estimate of possible future losses considered to require a reserve.

14.	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from liabilities at the estimated amount of future claims for withdrawal by depositors.

15.	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from liabilities at the estimated amount for future claims.

16.	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance regarding Financial Instruments Business, etc. to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

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Mizuho Financial Group, Inc.

17.	Accounting Method for Retirement Benefits

In calculating retirement benefit obligations, a benefit formula basis is used as a method of attributing expected retirement benefits to the period up to the end of this fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees (mainly 10 years) of the respective fiscal years.

Certain consolidated subsidiaries apply the simplified method that assumes the amount required for voluntary resignation at the end of the term to be retirement benefit obligations in computing net defined benefit liability and retirement benefit expenses.

18.	Assets and Liabilities denominated in foreign currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective balance sheet dates.

19.	Hedge Accounting

(1) Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24, February 13, 2002).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i) as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii) as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

Among Deferred Gains or Losses on Hedges recorded on the consolidated balance sheet, those deferred hedge gains or losses are included that resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. The deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes were ¥319 million and ¥177 million, respectively.

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Mizuho Financial Group, Inc.

(2) Foreign Exchange Risk

Domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25, July 29, 2002). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(3) Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports No. 24 and 25.

As for certain assets and liabilities of MHFG and its consolidated subsidiaries, the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied.

20.	Consumption Taxes and other

With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

21.	Amortization Method of Goodwill and Amortization Period

Goodwill is amortized over an appropriate period not to exceed 20 years under the straight-line method. The full amount of Goodwill that has no material impact is expensed as incurred.

22.	Scope of Cash and Cash Equivalents on Consolidated Statements of Cash Flows

For the purpose of the consolidated statement of cash flows, Cash and Cash Equivalents consists of cash and due from central banks included in Cash and Due from Banks on the consolidated balance sheet.

(7) Change in Accounting Policies

(Application of “Accounting Standard for Business Combinations” and others)

MHFG has applied “Revised Accounting Standard for Business Combinations” (ASBJ Statement No. 21, September 13, 2013) (hereinafter, the “Business Combinations Accounting Standard”), “Revised Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, September 13, 2013) (hereinafter, the “Consolidation Accounting Standard”), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, September 13, 2013) (hereinafter, the “Business Divestitures Accounting Standard” ) and other standards from the consolidated fiscal year ended March 31, 2016. Accordingly, the accounting methods have been changed to record the difference arising from changes in equity in subsidiaries which MHFG continues to control as capital surplus, and to record business acquisition costs as expenses for the fiscal year in which incurred. In addition, regarding business combinations occurring on or after April 1, 2015, the accounting method has been changed to retroactively reflect adjustments to the amount allocated to acquisition costs arising from the finalization of the provisional accounting treatment on the consolidated financial statements of the period in which the business combination occurs. Furthermore, presentation of Net Income and others has been changed and presentation of Minority Interests has been changed to Non-controlling Interests. In order to reflect the changes in presentation of financial statements, reclassification was made accordingly in the consolidated financial statements for the fiscal year ended March 31, 2015.

In the consolidated statements of cash flows for the fiscal year ended March 31, 2016, cash flow regarding acquisition or sale of the stocks of the subsidiaries unaccompanied by changes in the scope of consolidation has been classified into Cash Flow from Financing Activities. Cash flow regarding costs arising from acquisition of the stocks of the subsidiaries accompanied by changes in the scope of consolidation or costs arising from acquisition or sale of the stocks of the subsidiaries unaccompanied by changes in the scope of consolidation has been classified into Cash Flow from Operating Activities.

The Business Combinations Accounting Standard and other standards have been applied in accordance with the transitional treatment set forth in Article 58-2 (3) of the Business Combinations Accounting Standard, Article 44-5 (3) of the Consolidation Accounting Standard and Article 57-4 (3) of the Business Divestitures Accounting Standard. The cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were added to or deducted from capital surplus and retained earnings as of April 1, 2015.

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Mizuho Financial Group, Inc.

As a result, Goodwill decreased by ¥48,063 million, Retained Earnings decreased by ¥48,999 million, and Capital Surplus increased by ¥935 million as of April 1, 2015. In addition, Ordinary Profits and Income before Income Taxes for the fiscal year ended March 31, 2016 each increased by ¥3,960 million.

As a result of reflection of the cumulative effects on the Net Assets as of April 1, 2015, Capital Surplus increased by ¥935 million and Retained Earnings decreased by ¥48,999 million as of April 1, 2015 in the consolidated statements of changes in net assets.

(8) Issued but not yet Adopted Accounting Standard and Others

Implementation Guidance on Recoverability of Deferred Tax Assets

(ASBJ Guidance No.26, March 28, 2016)

(1) Overview

This accounting standard comes from guidance on recoverability of deferred tax assets provided in

“Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66) and the content of the guidance has been basically taken over and partially revised.

(2) Scheduled Date of Application

Mizuho Financial Group is scheduled to apply this accounting standard from the beginning of the fiscal year starting on April 1, 2016.

(3) Effect of Application of this accounting standard

The effect of the application of this accounting standard is under consideration.

(9) Change in Presentation of Financial Statements

(Consolidated Statement of Income)

Refund of Income Taxes included within Current Income Taxes for the previous consolidated fiscal year has been separately presented from this consolidated fiscal year due to increased materiality.

In order to reflect the change in presentation of financial statements, reclassification of the previous consolidated fiscal year has been made accordingly.

As a result, Current Income Taxes of ¥260,268 million presented in the consolidated statement of income for the previous consolidated fiscal year has been reclassified as Current Income Taxes of ¥260,799 million and Refund of Income Taxes of ¥(531) million.

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Mizuho Financial Group, Inc.

(10) Notes

(Notes to Consolidated Balance Sheet)

1.	The total amount of shares and investments in affiliates (excluding shares and investments in consolidated subsidiaries) is ¥319,411 million.

2.	MHFG does not have unsecured loaned securities which the borrowers have the right to sell or repledge. MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥11,479,189 million and securities neither repledged nor re-loaned was ¥798,317 million.

3.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥24,315 million and Non-Accrual Delinquent Loans of ¥396,720 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4.	Balance of Loans Past Due for Three Months or More: ¥907 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5.	Balance of Restructured Loans: ¥463,108 million

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans: ¥885,052 million

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7.	In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these commercial bills, foreign exchange bills purchased and others. The face value of these bills amounted to ¥1,304,681 million.

8.	The following assets were pledged as collateral:

Trading Assets:	¥2,674,897 million
Securities:	¥10,631,675 million
Loans and Bills Discounted:	¥5,475,195 million
Other Assets:	¥1,015 million

The following liabilities were collateralized by the above assets:

Deposits:	¥813,050 million
Payables under Repurchase Agreements:	¥6,090,727 million
Guarantee Deposits Received under Securities Lending Transactions:	¥2,553,436 million
Borrowed Money:	¥6,115,880 million

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Mizuho Financial Group, Inc.

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥45,101 million, Trading Assets of ¥98,922 million, Securities of ¥4,323,535 million, and Loans and Bills Discounted of ¥307,997 million.

Other Assets includes margins for futures transactions of ¥192,188 million, guarantee deposits of ¥119,149 million, and collateral pledged for financial instruments and others of ¥930,999 million.

9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥88,290,896 million. Of this amount, ¥68,209,392 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

10.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥131,964 million.

11.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥857,628 million.

12.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets and others amounted to ¥34,267 million.

13.	Borrowed Money includes subordinated borrowed money of ¥307,000 million with a covenant that performance of the obligation is subordinated to that of other obligations.

14.	Bonds and Notes includes subordinated bonds of ¥1,713,478 million.

15.	The principal amounts of money trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are ¥787,665 million.

16.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,039,783 million.

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Mizuho Financial Group, Inc.

(Notes to Consolidated Statement of Income)

1.	Other within Other Ordinary Income includes gains on sales of stocks of ¥271,115 million.

2.	Other within Other Ordinary Expenses includes losses on write-offs of loans of ¥46,610 million, losses on sales of stocks of ¥45,728 million, and system migration-related expenses of ¥34,892 million.

3.	Other Extraordinary Gains is indemnity receipt from the erroneous stock order in the securities subsidiary of ¥12,822 million.

(Notes to Consolidated Statement of Comprehensive Income)

1.	Reclassification adjustments and the related tax effects concerning Other Comprehensive Income

Net Unrealized Gains on Other Securities:
The amount arising during the period	¥(291,966)	million
Reclassification adjustments	¥(332,063)	million

Before adjustments to tax effects	¥(624,030)	million
The amount of tax effects	¥185,133	million

Net Unrealized Gains on Other Securities	¥(438,896)	million

Deferred Gains or Losses on Hedges:
The amount arising during the period	¥230,945	million
Reclassification adjustments	¥(28,215)	million

Before adjustments to tax effects	¥202,730	million
The amount of tax effects	¥(63,900)	million

Deferred Gains or Losses on Hedges	¥138,829	million

Revaluation Reserve for Land:
The amount arising during the period	—
Reclassification adjustments	—

Before adjustments to tax effects	—
The amount of tax effects	¥3,630	million

Revaluation Reserve for Land	¥3,630	million

Foreign Currency Translation Adjustments:
The amount arising during the period	¥(10,173)	million
Reclassification adjustments	¥(413)	million

Before adjustments to tax effects	¥(10,586)	million
The amount of tax effects	¥(126)	million

Foreign Currency Translation Adjustments	¥(10,712)	million

Remeasurements of Defined Benefit Plans:
The amount arising during the period	¥(159,624)	million
Reclassification adjustments	¥(3,347)	million

Before adjustments to tax effects	¥(162,971)	million
The amount of tax effects	¥53,609	million

Remeasurements of Defined Benefit Plans	¥(109,362)	million

Share of Other Comprehensive Income of Associates Accounted for Using Equity Method:
The amount arising during the period	¥(4,597)	million

The total amount of Other Comprehensive Income	¥(421,108)	million

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Mizuho Financial Group, Inc.

(Notes to Consolidated Statement of Changes in Net Assets)

1. Types and number of issued shares and of treasury stock are as follows:

	Thousands of Shares
	As of April 1, 2015	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2016	Remarks
Issued shares
Common stock	24,621,897	408,627	—	25,030,525	*1
Eleventh Series Class XI Preferred Stock	914,752	—	—	914,752

Total	25,536,649	408,627	—	25,945,277

Treasury stock
Common stock	11,649	3,084	3,804	10,929	*2
Eleventh Series Class XI Preferred Stock	701,631	114,197	—	815,828	*3

Total	713,280	117,281	3,804	826,757

*1.	Increases are due to request for acquisition (conversion) of preferred stock (403,667 thousand shares) and exercise of stock acquisition rights (stock option) (4,960 thousand shares).
*2.	Increases are due to repurchase of shares constituting less than one unit and other factors. Decreases are due to exercise of stock acquisition rights (stock option) (1,808 thousand shares) and repurchase of shares constituting less than one unit and other factors (1,996 thousand shares).
*3.	Increases are due to request for acquisition (conversion) of preferred stock.

2. Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights		Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of March 31, 2016 (Millions of yen)	Remarks
				As of April 1, 2015	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2016
MHFG	Stock acquisition rights		—	—	—	—	—	—
	(Treasury stock acquisition rights	)		(—)	(—)	(—)	(—)	(—)
	Stock acquisition rights as stock option				—			2,762
Consolidated subsidiaries					—			—
(Treasury stock acquisition rights)								(—)
Total					—			2,762
(—)

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Mizuho Financial Group, Inc.

3. Cash dividends distributed by MHFG are as follows:

(1) Cash dividends paid during the fiscal year ended March 31, 2016

	Resolution		Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
	May 15, 2015		Common Stock	98,452	4	March 31, 2015	June 4, 2015
[	The Board of Directors	]	Eleventh Series Class XI Preferred Stock	2,131	10	March 31, 2015	June 4, 2015
	November 13, 2015		Common Stock	93,240	3.75	September 30, 2015	December 4, 2015
[	The Board of Directors	]	Eleventh Series Class XI Preferred Stock	1,440	10	September 30, 2015	December 4, 2015

	Total			195,264

(2) Cash dividends with record dates falling in the fiscal year ended March 31, 2016 and effective dates coming after the end of the fiscal year

	Resolution		Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
	May 13, 2016		Common Stock	93,838	Retained Earnings	3.75	March 31, 2016	June 3, 2016
[	The Board of Directors	]	Eleventh Series Class XI Preferred Stock	989	Retained Earnings	10	March 31, 2016	June 3, 2016

(Notes to Consolidated Statement of Cash Flows)

1. Cash and Cash Equivalents at the end of the fiscal year on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

Millions of yen
Cash and Due from Banks	¥36,315,471
Due from Banks excluding central banks	(1,226,348)

Cash and Cash Equivalents	¥35,089,122

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Mizuho Financial Group, Inc.

(Financial Instruments)

Matters relating to fair value of financial instruments and others

1. The following are the consolidated balance sheet amounts, fair values and differences between them as of March 31, 2016. Unlisted stocks and others, the fair values of which are extremely difficult to determine, are excluded from the table below.

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	36,314,173	36,314,173	—
(2) Call Loans and Bills Purchased (*1)	892,781	892,781	—
(3) Receivables under Resale Agreements	7,805,798	7,805,798	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	3,407,390	3,407,390	—
(5) Other Debt Purchased (*1)	2,979,413	2,979,419	6
(6) Trading Assets Trading Securities	5,467,948	5,467,948	—
(7) Money Held in Trust (*1)	175,135	175,135	—
(8) Securities
Bonds Held to Maturity	4,817,574	4,873,209	55,634
Other Securities	34,083,510	34,083,510	—
(9) Loans and Bills Discounted	73,708,884
Reserves for Possible Losses on Loans (*1)	(411,319)

	73,297,564	74,465,870	1,168,305

Total Assets	169,241,291	170,465,237	1,223,946
(1) Deposits	105,629,071	105,635,132	6,061
(2) Negotiable Certificates of Deposit	11,827,533	11,827,239	(293)
(3) Call Money and Bills Sold	2,521,008	2,521,008	—
(4) Payables under Repurchase Agreements	16,833,346	16,833,346	—
(5) Guarantee Deposits Received under Securities Lending Transactions	2,608,971	2,608,971	—
(6) Trading Liabilities Securities Sold, Not yet Purchased	2,630,040	2,630,040	—
(7) Borrowed Money	7,503,543	7,510,534	6,990
(8) Bonds and Notes	6,120,928	6,222,223	101,295
(9) Due to Trust Accounts	5,067,490	5,067,490	—

Total Liabilities	160,741,933	160,855,987	114,053

Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	19,666
Derivative Transactions Qualifying for Hedge Accounting	481,660
Reserves for Derivative Transactions (*1)	(8,086)

Total Derivative Transactions	493,240	493,240	—

(*1)	General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted and reserves for derivative transactions are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Other Debt Purchased, Money Held in Trust and others are directly written off against the consolidated balance sheet amount due to immateriality.
(*2)	Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.
Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

(Change in Presentation of Financial Instruments)

Due to Trust Accounts has been noted from this consolidated fiscal year because of increased materiality.

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Mizuho Financial Group, Inc.

2. Consolidated balance sheet amounts of financial instruments whose fair values are deemed to be extremely difficult to determine are indicated below, and are not included in “Assets (5) Other Debt Purchased”, “Assets (7) Money Held in Trust”, and “Assets (8) Other Securities” in fair value information of financial instruments.

(Millions of yen)
Category	Consolidated Balance Sheet Amount
① Unlisted Stocks (*1)	216,329
② Investments in Partnerships and others (*2)	69,076
③ Other	571

Total (*3)	285,977

(*1)	We do not treat Unlisted Stocks as being subject to disclosure of fair values as there are no market prices and they are deemed extremely difficult to determine fair values.
(*2)	Of the Investments in Partnerships and others, we do not treat those whose assets consist of unlisted stocks and other financial instruments that are deemed extremely difficult to determine fair values as being subject to disclosure of fair values.
(*3)	During the fiscal year ended March 31, 2016, the amount of impairment (devaluation) was ¥1,696 million on a consolidated basis.

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Mizuho Financial Group, Inc.

(Securities)

In addition to “Securities” on the consolidated balance sheet, trading securities, short-term bonds and certain other items in “Trading Assets,” NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1. Trading Securities (as of March 31, 2016)

(Millions of yen)
Unrealized Gains (Losses) Included in Profit and Loss for the Fiscal Year
Trading Securities	640

2. Bonds Held to Maturity (as of March 31, 2016)

		(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount
	Japanese Government Bonds	3,760,032	3,816,652	56,619
	Foreign Bonds	642,788	647,182	4,393
	Sub-total	4,402,821	4,463,834	61,012
Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount
	Japanese Government Bonds	—	—	—
	Foreign Bonds	414,753	409,375	(5,378)
	Sub-total	414,753	409,375	(5,378)

Total		4,817,574	4,873,209	55,634

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Mizuho Financial Group, Inc.

3. Other Securities (as of March 31, 2016)

		(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost
	Stocks	3,119,477	1,437,513	1,681,963
	Bonds	18,155,225	18,007,215	148,010
	Japanese Government Bonds	15,649,388	15,553,141	96,247
	Japanese Local Government Bonds	237,247	231,149	6,097
	Short-term Bonds	—	—	—
	Japanese Corporate Bonds	2,268,589	2,222,924	45,665
	Other	7,489,460	7,259,780	229,679
	Foreign Bonds	6,775,953	6,708,016	67,936
	Other Debt Purchased	143,593	139,690	3,903
	Other	569,913	412,074	157,839
	Sub-total	28,764,163	26,704,510	2,059,653
Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
	Stocks	338,149	409,668	(71,518)
	Bonds	719,259	730,762	(11,502)
	Japanese Government Bonds	116,484	116,890	(406)
	Japanese Local Government Bonds	3,433	3,436	(3)
	Short-term Bonds	99	99	—
	Japanese Corporate Bonds	599,241	610,334	(11,093)
	Other	4,854,122	4,948,886	(94,764)
	Foreign Bonds	2,943,644	2,970,512	(26,867)
	Other Debt Purchased	205,326	205,917	(591)
	Other	1,705,151	1,772,456	(67,305)
	Sub-total	5,911,531	6,089,317	(177,785)
Total		34,675,695	32,793,827	1,881,867

(Note) Unrealized Gains (Losses) includes ¥26,715 million which was recognized in the statement of income by applying the fair-value hedge method.

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Mizuho Financial Group, Inc.

4. Bonds Held to Maturity which were sold during the fiscal year ended March 31, 2016

There were no Bonds Held to Maturity which were sold during the fiscal year ended March 31, 2016.

5. Other Securities Sold during the Fiscal Year ended March 31, 2016

	(Millions of yen)
	Amount Sold	Gains on Sales	Losses on Sales
Stocks	256,702	140,410	1,906
Bonds	17,668,992	59,795	1,284
Japanese Government Bonds	17,053,780	55,269	1,088
Japanese Local Government Bonds	53,526	0	40
Japanese Corporate Bonds	561,685	4,526	155
Other	18,236,320	227,595	83,388

Total	36,162,015	427,802	86,578

(Note) Figures include Other Securities for which it is deemed to be extremely difficult to determine the fair value.

6. Securities for which the Holding Purpose has Changed

There were no securities for which the holding purpose has changed during the fiscal year ended March 31, 2016.

7. Impairment (”Devaluation”) of Securities

Certain Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the fiscal year (impairment (devaluation)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (devaluation) for the fiscal year was ¥9,161 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

(Notes to Money Held in Trust)

1. Money Held in Trust for Investment (as of March 31, 2016)

	(Millions of yen)
	Consolidated Balance Sheet Amount	Unrealized Gains (Losses) Included in Profit and Loss for the Fiscal Year
Money Held in Trust for Investment	173,060	25

2. Money Held in Trust Held to Maturity (As of March 31, 2016)

There was no Money Held in Trust held to maturity.

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Mizuho Financial Group, Inc.

3. Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

    (as of March 31, 2016)

	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition cost
Other in Money Held in Trust	2,578	2,578	—	—	—

(Note) “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

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Mizuho Financial Group, Inc.

(Tax Effect Accounting)

“Act on Partial Amendment to the Income Tax Act, etc.” (Act No. 15, 2016) and “Act on Partial Amendment to the Local Tax Act, etc.” (Act No. 13, 2016) were enacted on March 29, 2016, and accordingly, the corporate tax rate and other rates have been lowered from the fiscal year beginning on or after April 1, 2016.

Due to this change, the effective statutory tax rate used for the calculation of deferred tax assets and deferred tax liabilities has been revised from the previous rate of 32.26%. The rate of 30.86% has been applied to the temporary differences, expected to be either deductible, taxable or expired from the fiscal year beginning on April 1, 2016 through the fiscal year beginning on April 1, 2017, while the rate of 30.62% has been applied to the temporary differences, expected to be either deductible, taxable, or expired in or after the fiscal year beginning on April 1, 2018.

In addition, due to the revision of the carry-forward system of the net operating losses, the amount of net operating losses that can be deducted has been limited to the equivalent of 60% of taxable income before such deductions in the fiscal year beginning on April 1, 2016, while the amount of net operating losses that can be deducted has been limited to the equivalent of 55% of taxable income before such deductions in or after the fiscal year beginning on April 1, 2017.

As a result of the changes in tax rates and the carry-forward system of the losses, Deferred Tax Liabilities decreased by ¥21,868 million, Net Unrealized Gains on Other Securities increased by ¥26,866 million, Deferred Gains or Losses on Hedges increased by ¥3,409 million, Remeasurements of Defined Benefit Plans increased by ¥1,090 million, and Deferred Income Taxes increased by ¥9,501 million. Deferred Tax Liabilities for Revaluation Reserve for Land decreased by ¥3,626 million and Revaluation Reserve for Land increased by the same amount.

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Mizuho Financial Group, Inc.

(Business Segment Information)

1. Summary of reportable segment

We engage in banking, trust banking, securities and other financial businesses through consolidated subsidiaries and affiliates. As these subsidiaries and affiliates are in different industries and regulatory environments, we disclose business segment information based on the following principal consolidated subsidiaries to measure the present and future cash flow properly:

Mizuho Bank, Ltd. (MHBK): Banking business

Mizuho Trust & Banking Co., Ltd. (MHTB): Trust business • Banking business

Mizuho Securities Co., Ltd. (MHSC): Securities business

Operating segments of MHBK are aggregated based on the type of customer characteristics into six customer segments and Trading and Others. The six customer segments are Personal Banking, Retail Banking, Corporate Banking (Large Corporations), Corporate Banking, Financial Institutions & Public Sector Business, and International Banking. The targets of these segments are as follows:

•	Personal Banking: individuals (excluding individuals who belong to Retail Banking);

•	Retail Banking: business owners, land owners, lease holders, and SMEs;

•	Corporate Banking (Large Corporations): large corporations and their affiliates in Japan;

•	Corporate Banking: relatively larger SMEs in Japan (quasi listed companies);

•	Financial Institutions & Public Sector Business: financial institutions and central and local governments; and

•	International Banking: Japanese companies that conduct business overseas and business with non-Japanese companies.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments primarily in terms of “net business profits” (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) in accordance with internal managerial accounting rules and practices.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts), Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans), and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) is the total amount of Interest income, Fiduciary income, Fee and commission income, Trading income, and Other operating income.

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) is the amount of which General administrative expenses (excluding non-recurring expenses) and Others (Equity in income from investments in affiliates and certain other consolidation adjustments) are deducted from Gross profits (excluding the amounts of credit costs of trust accounts).

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) relating to transactions between segments is based on the current market price.

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Mizuho Financial Group, Inc.

3. Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

	Millions of yen
	MHBK (Consolidated)
	MHBK (Non-consolidated)
	Personal Banking	Retail Banking	Corporate Banking (Large Corporations)	Corporate Banking	Financial Institutions & Public Sector Business	International Banking	Trading and others		Others
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	214,800	75,700	173,000	97,500	32,500	175,500	61,051	830,051	129,362	959,413
Net non-interest income	45,000	53,100	143,700	77,500	31,800	185,100	97,569	633,769	41,552	675,321
Total	259,800	128,800	316,700	175,000	64,300	360,600	158,620	1,463,820	170,914	1,634,734
General and administrative expenses (excluding Non-Recurring Losses)	234,400	118,600	91,900	75,200	29,800	122,100	161,310	833,310	69,956	903,266
Others	—	—	—	—	—	—	—	—	(22,116)	(22,116)
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	25,400	10,200	224,800	99,800	34,500	238,500	(2,690)	630,509	78,842	709,352

	MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	36,052	5,426	2,789	1,003,682
Net non-interest income	130,702	343,765	68,143	1,217,933
Total	166,755	349,192	70,932	2,221,615
General and administrative expenses (excluding Non-Recurring Losses)	99,101	279,351	63,240	1,344,960
Others	(4,184)	44	2,455	(23,800)
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	63,468	69,885	10,147	852,854

Notes:

(1)	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
(2)	“Others” includes items which should be eliminated as internal transactions between subsidiaries on a consolidated basis.

1-45

Mizuho Financial Group, Inc.

4. The difference between the total amounts of reportable segments and the recorded amounts in Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting by reportable segment are different from the amounts recorded in Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) of segment information and Ordinary Profits recorded in Consolidated Statements of Income

Millions of yen
Gross profits: (excluding the amounts of credit costs of trust accounts)	Amount
Total amount of the above segment information	2,221,615
Other Ordinary Income	344,674
General and Administrative Expenses	(1,349,593)
Other Ordinary Expenses	(219,166)

Ordinary Profits recorded in Consolidated Statements of Income	997,529

(2)	The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of segment information and Income before income taxes recorded in Consolidated Statements of Income

Millions of yen
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	Amount
Total amount of the above segment information	852,854
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	(4,632)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(47,745)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	17,297
Net Gains (Losses) related to Stocks	205,678
Net Extraordinary Gains (Losses)	10,722
Others	(25,923)

Income before income taxes recorded in Consolidated Statements of Income	1,008,252

1-46

Mizuho Financial Group, Inc.

(Per Share Information)

(Consolidated basis)

		Fiscal 2014	Fiscal 2015
Net Assets per Share of Common Stock		¥322.86	¥322.46
Net Income per Share of Common Stock		¥24.91	¥26.94
Diluted Net Income per Share of Common Stock		¥24.10	¥26.42

1. Total Net Assets per Share of Common Stock is based on the following information:
		Fiscal 2014	Fiscal 2015
Net Assets per Share of Common Stock
Total Net Assets	¥ million	9,800,538	9,353,244
Deductions from Total Net Assets	¥ million	1,854,668	1,285,343
Paid-in Amount of Preferred Stock	¥ million	213,120	98,923
Cash Dividends on Preferred Stock	¥ million	2,131	989
Stock Acquisition Rights	¥ million	3,820	2,762
Non-Controlling Interests	¥ million	1,635,595	1,182,668
Net Assets (year-end) related to Common Stock	¥ million	7,945,869	8,067,900
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	24,610,248	25,019,596

2. Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:
		Fiscal 2014	Fiscal 2015
Net Income per Share of Common Stock
Profit Attributable to Owners of Parent	¥ million	611,935	670,943
Amount not attributable to Common Stock	¥ million	4,910	2,429
Cash Dividends on Preferred Stock	¥ million	4,910	2,429
Profit Attributable to Owners of Parent related to Common Stock	¥ million	607,025	668,513
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	24,368,115	24,806,160

Diluted Net Income per Share of Common Stock
Adjustment to Profit Attributable to Owners of Parent	¥ million	4,910	2,429
Cash Dividends on Preferred Stock	¥ million	4,910	2,429
Increased Number of Shares of Common Stock	Thousands of shares	1,012,931	580,872
Preferred Stock	Thousands of shares	994,744	563,044
Stock Acquisition Rights	Thousands of shares	18,186	17,828
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

3. As indicated in “Change in Accounting Policies”, Mizuho Financial Group has applied the Business Combinations Accounting Standard and others and the Accounting Standards have been applied in accordance with the transitional treatment set forth in Article 58-2 (3) of the Business Combinations Accounting Standard, Article 44-5 (3) of the Consolidation Accounting Standard, and Article 57-4 (3) of the Business Divestitures Accounting Standard.

As a result of this, the impact on Net Assets per Share of Common Stock, Net Income per Share of Common Stock, and Diluted Net Income per Share of Common Stock for Fiscal 2015 is immaterial.

(Subsequent Events)

There is no applicable information.

1-47

Mizuho Financial Group, Inc.

6. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2015	As of March 31, 2016
Assets
Current Assets
Cash and Due from Banks	¥12,729	¥16,442
Prepaid Expenses	2,476	2,969
Other Current Assets	75,430	71,404
Total Current Assets	90,636	90,816
Fixed Assets
Tangible Fixed Assets	166,381	165,803
Buildings	5,729	5,385
Equipment	1,273	934
Land	159,342	159,342
Construction in Progress	35	140
Intangible Fixed Assets	4,269	8,451
Trademarks	1	1
Software	3,096	5,824
Other Intangible Fixed Assets	1,170	2,625
Investments	6,341,817	6,799,139
Investment Securities	134,970	117,728
Investments in Subsidiaries and Affiliates	6,023,428	6,022,661
Long-term Loans to Subsidiaries and Affiliates	150,000	624,517
Long-term Prepaid Expenses	145	141
Prepaid Pension Cost	9,144	10,978
Other Investments	24,128	23,112
Total Fixed Assets	6,512,468	6,973,394

Total Assets	¥6,603,104	¥7,064,211

Liabilities
Current Liabilities
Short-term Borrowings	¥700,135	¥686,345
Short-term Bonds	500,000	500,000
Accounts Payable	2,493	1,879
Accrued Expenses	3,636	6,159
Accrued Corporate Taxes	53	29
Deposits Received	2,017	2,042
Unearned Income	89	90
Reserve for Bonus Payments	291	319
Reserve for Variable Compensation	—	343
Total Current Liabilities	1,208,717	1,197,207
Non-Current Liabilities
Bonds and Notes	248,800	584,517
Long-term Borrowings	—	40,000
Deferred Tax Liabilities	26,070	20,901
Reserve for Employee Retirement Benefits	2,842	3,761
Other Non-Current Liabilities	20,468	20,614
Total Non-Current Liabilities	298,181	669,794

Total Liabilities	¥1,506,898	¥1,867,002

1-48

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2015	As of March 31, 2016
Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥2,255,404	¥2,255,790
Capital Surplus
Capital Reserve	1,195,296	1,195,682
Other Capital Surplus	66	147
Total Capital Surplus	1,195,363	1,195,830
Retained Earnings
Appropriated Reserve	4,350	4,350
Other Retained Earnings	1,589,574	1,698,699
Retained Earnings Brought Forward	1,589,574	1,698,699
Total Retained Earnings	1,593,924	1,703,049
Treasury Stock	(3,011)	(2,813)

Total Shareholders’ Equity	5,041,680	5,151,857

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	50,704	42,588

Total Valuation and Translation Adjustments	50,704	42,588

Stock Acquisition Rights	3,820	2,762

Total Net Assets	5,096,205	5,197,208

Total Liabilities and Net Assets	¥6,603,104	¥7,064,211

1-49

Mizuho Financial Group, Inc.

(2) Non-Consolidated Statements of Income

	Millions of yen
	For the fiscal year ended March 31, 2015	For the fiscal year ended March 31, 2016
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥344,668	¥292,883
Fee and Commission Income Received from Subsidiaries and Affiliates	33,109	40,616
Total Operating Income	377,777	333,500
Operating Expenses
General and Administrative Expenses	26,854	31,063
Total Operating Expenses	26,854	31,063

Operating Profits	350,922	302,436

Non-Operating Income
Interest on Deposits and Cash Dividends	2,777	3,253
Interest on Loans	799	9,630
Fee and Commissions	5,669	1,037
Other Non-Operating Income	832	1,317
Total Non-Operating Income	10,078	15,237
Non-Operating Expenses
Interest Expenses	1,722	1,296
Interest on Short-term Bonds	796	543
Interest on Bonds	6,418	10,074
Bond Issuance Expenses	865	3,230
Other Non-Operating Expenses	1,760	5,967
Total Non-Operating Expenses	11,562	21,111

Ordinary Profits	349,438	296,562

Extraordinary Gains
Gains on Disposition of Investments in Subsidiaries	67	8,349
Other Extraordinary Gains	4	—
Total Extraordinary Gains	71	8,349
Extraordinary Losses
Head Office Relocation Expenses	66	—
Other Extraordinary Losses	0	5
Total Extraordinary Losses	67	5

Income before Income Taxes	349,442	304,906

Income Taxes:
Current	325	334
Deferred	116	182
Total Income Taxes	441	516

Net Income	¥349,001	¥304,389

1-50

Mizuho Financial Group, Inc.

(3) Non-Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2015

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
					Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
		Capital Reserve	Other Capital Surplus	Total Capital Surplus		Retained Earnings Brought Forward
Balance as of the beginning of the period	2,254,972	1,194,864	—	1,194,864	4,350	1,415,516	1,419,866	(3,233)	4,866,470
Cumulative Effects of Changes in Accounting Policies						1,193	1,193		1,193
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,254,972	1,194,864	—	1,194,864	4,350	1,416,709	1,421,059	(3,233)	4,867,663
Changes during the period
Issuance of New Shares	431	431		431					863
Cash Dividends						(176,136)	(176,136)		(176,136)
Net Income						349,001	349,001		349,001
Repurchase of Treasury Stock								(12)	(12)
Disposition of Treasury Stock			66	66				234	300
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	431	431	66	498	—	172,864	172,864	222	174,016

Balance as of the end of the period	2,255,404	1,195,296	66	1,195,363	4,350	1,589,574	1,593,924	(3,011)	5,041,680

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	30,766	3,179	4,900,417
Cumulative Effects of Changes in Accounting Policies			1,193
Balance as of the beginning of the period reflecting Changes in Accounting Policies	30,766	3,179	4,901,610
Changes during the period
Issuance of New Shares			863
Cash Dividends			(176,136)
Net Income			349,001
Repurchase of Treasury Stock			(12)
Disposition of Treasury Stock			300
Net Changes in Items other than Shareholders’ Equity	19,938	640	20,578

Total Changes during the period	19,938	640	194,595

Balance as of the end of the period	50,704	3,820	5,096,205

1-51

Mizuho Financial Group, Inc.

For the fiscal year ended March 31, 2016

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of the beginning of the period	2,255,404	1,195,296	66	1,195,363	4,350	1,589,574	1,593,924	(3,011)	5,041,680
Changes during the period
Issuance of New Shares	386	386		386					772
Cash Dividends						(195,264)	(195,264)		(195,264)
Net Income						304,389	304,389		304,389
Repurchase of Treasury Stock								(13)	(13)
Disposition of Treasury Stock			81	81				211	293
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	386	386	81	467	—	109,125	109,125	198	110,176

Balance as of the end of the period	2,255,790	1,195,682	147	1,195,830	4,350	1,698,699	1,703,049	(2,813)	5,151,857

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	50,704	3,820	5,096,205
Changes during the period
Issuance of New Shares			772
Cash Dividends			(195,264)
Net Income			304,389
Repurchase of Treasury Stock			(13)
Disposition of Treasury Stock			293
Net Changes in Items other than Shareholders’ Equity	(8,116)	(1,057)	(9,174)

Total Changes during the period	(8,116)	(1,057)	101,002

Balance as of the end of the period	42,588	2,762	5,197,208

1-52

SELECTED FINANCIAL INFORMATION

For Fiscal 2015

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

“HC”: Non-consolidated figures for Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2015	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Interest Margins (Domestic Operations)	NON		2- 5

3. Use and Source of Funds	NON		2- 6

4. Net Gains/Losses on Securities	CON	NON	2- 7

5. Unrealized Gains/Losses on Securities	CON	NON	2- 9

6. Projected Redemption Amounts for Securities	NON		2- 11

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2- 12

8. Employee Retirement Benefits	NON	CON	2- 13

9. Capital Ratio	CON	NON	2- 15

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 16

2. Status of Reserves for Possible Losses on Loans	CON	NON	2- 18

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 19

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2- 20

5. Coverage on Disclosed Claims under the FRA	NON		2- 22

6. Overview of Non-Performing Loans (“NPLs”)	NON		2- 24

7. Results of Removal of NPLs from the Balance Sheet	NON		2- 25

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2- 26

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry	NON		2- 28

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2- 29

(2) Loans to SMEs and Individual Customers	NON		2- 29

10. Status of Loans by Region	NON		2- 30

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-31

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2- 33

2. Number of Directors and Employees	HC	NON	2- 34

3. Number of Branches and Offices	NON		2- 35

4. Earnings Plan for Fiscal 2016	CON	NON	2- 36

Attachments			Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2- 37
Comparison of Non-Consolidated Statements of Income (selected items)			2- 38
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2- 39
Comparison of Non-Consolidated Statements of Income (selected items)			2- 40
Statement of Trust Assets and Liabilities			2- 41
Comparison of Balances of Principal Items			2- 42
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2- 43
Comparison of Non-Consolidated Statements of Income (selected items)			2- 44

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 26, 2016, both of which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2015

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2015
			Change	Fiscal 2014
Consolidated Gross Profits	1	2,221,615	(26,123)	2,247,738
Net Interest Income	2	1,003,682	(125,750)	1,129,433
Fiduciary Income	3	53,458	817	52,641
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	607,551	14,191	593,360
Net Trading Income	6	310,507	47,544	262,963
Net Other Operating Income	7	246,415	37,074	209,340
General and Administrative Expenses	8	(1,349,593)	2,018	(1,351,611)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(47,745)	39,305	(87,051)
Losses on Write-offs of Loans	10	(46,610)	37,894	(84,504)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	17,297	(65,053)	82,351
Net Gains (Losses) related to Stocks	12	205,678	73,767	131,910
Equity in Income from Investments in Affiliates	13	24,299	9,247	15,052
Other	14	(74,023)	(46,501)	(27,522)

Ordinary Profits	15	997,529	(13,338)	1,010,867

Net Extraordinary Gains (Losses)	16	10,722	30,957	(20,235)
Income before Income Taxes	17	1,008,252	17,619	990,632
Income Taxes - Current	18	(213,289)	46,979	(260,268)
- Deferred	19	(69,260)	(24,536)	(44,723)
Profit	20	725,702	40,062	685,640
Profit Attributable to Non-controlling Interests	21	(54,759)	18,945	(73,705)

Profit Attributable to Owners of Parent	22	670,943	59,008	611,935

Credit-related Costs (including Credit Costs for Trust Accounts)	23	(30,447)	(25,747)	(4,699)

* Credit-related Costs [23] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	852,854	(24,107)	876,961

* Consolidated Net Business Profits [24] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	143	(7)	150
Number of affiliates under the equity method	26	27	6	21

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2015				Fiscal 2014
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,463,820	135,578	1,599,398	(30,340)	1,629,739
Domestic Gross Profits	2	804,710	114,035	918,746	(142,610)	1,061,357
Net Interest Income	3	567,986	28,238	596,225	(30,124)	626,349
Fiduciary Income	4		53,324	53,324	1,377	51,947
Trust Fees for Jointly Operated Designated Money Trust	5		2,962	2,962	147	2,814
Credit Costs for Trust Accounts *	6		—	—	—	—
Net Fee and Commission Income	7	237,172	28,739	265,912	(4,725)	270,638
Net Trading Income	8	(54,916)	(3,578)	(58,495)	(110,048)	51,553
Net Other Operating Income	9	54,467	7,311	61,779	910	60,868
International Gross Profits	10	659,109	21,542	680,652	112,270	568,381
Net Interest Income	11	262,064	7,524	269,588	(78,253)	347,841
Net Fee and Commission Income	12	149,140	(748)	148,391	6,360	142,031
Net Trading Income	13	149,368	4,926	154,294	154,818	(523)
Net Other Operating Income	14	98,536	9,840	108,377	29,345	79,031
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(833,310)	(77,664)	(910,975)	(2,620)	(908,354)
Expense Ratio	16	56.9%	57.2%	56.9%	1.2%	55.7%
Personnel Expenses	17	(301,596)	(35,843)	(337,440)	(13,056)	(324,383)
Non-Personnel Expenses	18	(479,964)	(38,034)	(517,999)	11,169	(529,168)
Premium for Deposit Insurance	19	(30,571)	(1,239)	(31,810)	18,759	(50,569)
Miscellaneous Taxes	20	(51,749)	(3,786)	(55,535)	(733)	(54,802)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	630,509	57,913	688,423	(32,960)	721,384
Excluding Net Gains (Losses) related to Bonds	22	505,121	40,617	545,739	(99,776)	645,515

Reversal of (Provision for) General Reserve for Losses on Loans	23	815	—	815	815	—

Net Business Profits	24	631,325	57,913	689,239	(32,145)	721,384
Net Gains (Losses) related to Bonds	25	125,388	17,296	142,684	66,815	75,869

Net Non-Recurring Gains (Losses)	26	72,751	968	73,719	40,639	33,079
Net Gains (Losses) related to Stocks	27	178,302	3,130	181,433	85,236	96,196
Expenses related to Portfolio Problems	28	(44,646)	(5)	(44,651)	37,749	(82,401)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	29	15,896	1,173	17,070	(57,523)	74,593
Other	30	(76,801)	(3,330)	(80,132)	(24,823)	(55,309)

Ordinary Profits	31	704,076	58,882	762,958	8,494	754,464

Net Extraordinary Gains (Losses)	32	(1,162)	719	(442)	18,061	(18,504)
Net Gains (Losses) on Disposition of Fixed Assets	33	2,405	719	3,125	11,183	(8,058)
Losses on Impairment of Fixed Assets	34	(3,568)	—	(3,568)	6,878	(10,446)
Income before Income Taxes	35	702,913	59,602	762,515	26,556	735,959
Income Taxes - Current	36	(161,424)	(15,945)	(177,370)	37,388	(214,759)
- Deferred	37	(51,276)	(3,215)	(54,492)	(13,724)	(40,767)

Net Income	38	490,212	40,440	530,653	50,220	480,432

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	(27,934)	1,167	(26,766)	(18,957)	(7,808)

* Credit-related Costs [39] =  Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Losses on Loans [23] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	41	815	397	1,212	(46,185)	47,398
Losses on Write-offs of Loans	42	(26,104)	(5)	(26,109)	39,557	(65,667)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(2,172)	776	(1,396)	(15,665)	14,268
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	552	0	552	243	309
Reversal of (Provision for) Reserve for Contingencies	45	608	—	608	1,954	(1,346)
Other (including Losses on Sales of Loans)	46	(1,633)	—	(1,633)	1,137	(2,771)
Total	47	(27,934)	1,167	(26,766)	(18,957)	(7,808)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2015		Fiscal 2014
			Change
Gross Profits	1	1,463,820	(31,650)	1,495,471
Domestic Gross Profits	2	804,710	(139,623)	944,334
Net Interest Income	3	567,986	(27,637)	595,624
Net Fee and Commission Income	4	237,172	(3,578)	240,751
Net Trading Income	5	(54,916)	(106,288)	51,372
Net Other Operating Income	6	54,467	(2,118)	56,585
International Gross Profits	7	659,109	107,972	551,136
Net Interest Income	8	262,064	(77,207)	339,272
Net Fee and Commission Income	9	149,140	6,362	142,778
Net Trading Income	10	149,368	152,205	(2,837)
Net Other Operating Income	11	98,536	26,612	71,923
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(833,310)	426	(833,737)
Expense Ratio	13	56.9%	1.1%	55.7%
Personnel Expenses	14	(301,596)	(11,661)	(289,934)
Non-Personnel Expenses	15	(479,964)	11,855	(491,820)
Premium for Deposit Insurance	16	(30,571)	18,269	(48,840)
Miscellaneous Taxes	17	(51,749)	233	(51,982)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	630,509	(31,223)	661,733
Excluding Net Gains (Losses) related to Bonds	19	505,121	(91,661)	596,783

Reversal of (Provision for) General Reserve for Losses on Loans	20	815	815	—
Net Business Profits	21	631,325	(30,408)	661,733
Net Gains (Losses) related to Bonds	22	125,388	60,437	64,950

Net Non-Recurring Gains (Losses)	23	72,751	48,164	24,586
Net Gains (Losses) related to Stocks	24	178,302	89,339	88,963
Expenses related to Portfolio Problems	25	(44,646)	37,748	(82,395)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	26	15,896	(52,805)	68,702
Other	27	(76,801)	(26,118)	(50,683)

Ordinary Profits	28	704,076	17,756	686,320

Net Extraordinary Gains (Losses)	29	(1,162)	17,112	(18,275)
Net Gains (Losses) on Disposition of Fixed Assets	30	2,405	10,293	(7,888)
Losses on Impairment of Fixed Assets	31	(3,568)	6,818	(10,387)
Income before Income Taxes	32	702,913	34,869	668,044
Income Taxes - Current	33	(161,424)	47,691	(209,116)
- Deferred	34	(51,276)	(15,536)	(35,740)

Net Income	35	490,212	67,024	423,188

Credit-related Costs	36	(27,934)	(14,240)	(13,693)

* Credit-related Costs [36]   =  Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Losses on Loans [20] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [26]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	37	815	(43,587)	44,403
Losses on Write-offs of Loans	38	(26,104)	39,556	(65,661)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	39	(2,172)	(13,544)	11,372
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	40	552	242	309
Reversal of (Provision for) Reserve for Contingencies	41	608	1,954	(1,346)
Other (including Losses on Sales of Loans)	42	(1,633)	1,137	(2,771)
Total	43	(27,934)	(14,240)	(13,693)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2015		Fiscal 2014
			Change
Gross Profits	1	135,578	1,310	134,267
Domestic Gross Profits	2	114,035	(2,987)	117,022
Net Interest Income	3	28,238	(2,487)	30,725
Fiduciary Income	4	53,324	1,377	51,947
Trust Fees for Jointly Operated Designated Money Trust	5	2,962	147	2,814
Credit Costs for Trust Accounts *	6	—	—	—
Net Fee and Commission Income	7	28,739	(1,147)	29,886
Net Trading Income	8	(3,578)	(3,759)	180
Net Other Operating Income	9	7,311	3,029	4,282
International Gross Profits	10	21,542	4,297	17,245
Net Interest Income	11	7,524	(1,045)	8,569
Net Fee and Commission Income	12	(748)	(2)	(746)
Net Trading Income	13	4,926	2,612	2,313
Net Other Operating Income	14	9,840	2,733	7,107
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(77,664)	(3,047)	(74,617)
Expense Ratio	16	57.2%	1.7%	55.5%
Personnel Expenses	17	(35,843)	(1,394)	(34,448)
Non-Personnel Expenses	18	(38,034)	(686)	(37,348)
Premium for Deposit Insurance	19	(1,239)	489	(1,729)
Miscellaneous Taxes	20	(3,786)	(966)	(2,819)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	57,913	(1,736)	59,650
Excluding Net Gains (Losses) related to Bonds	22	40,617	(8,114)	48,732

Reversal of (Provision for) General Reserve for Losses on Loans	23	—	—	—

Net Business Profits	24	57,913	(1,736)	59,650
Net Gains (Losses) related to Bonds	25	17,296	6,378	10,918

Net Non-Recurring Gains (Losses)	26	968	(7,524)	8,493
Net Gains (Losses) related to Stocks	27	3,130	(4,102)	7,233
Expenses related to Portfolio Problems	28	(5)	0	(6)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	29	1,173	(4,717)	5,891
Other	30	(3,330)	1,294	(4,625)

Ordinary Profits	31	58,882	(9,261)	68,143

Net Extraordinary Gains (Losses)	32	719	949	(229)
Net Gains (Losses) on Disposition of Fixed Assets	33	719	889	(170)
Losses on Impairment of Fixed Assets	34	—	59	(59)
Income before Income Taxes	35	59,602	(8,312)	67,914
Income Taxes - Current	36	(15,945)	(10,302)	(5,643)
- Deferred	37	(3,215)	1,811	(5,027)

Net Income	38	40,440	(16,803)	57,243

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	1,167	(4,716)	5,884

* Credit-related Costs [39]   =  Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Losses on Loans [23] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	41	397	(2,597)	2,994
Losses on Write-offs of Loans	42	(5)	0	(6)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	776	(2,120)	2,896
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	0	0	(0)
Reversal of (Provision for) Reserve for Contingencies	45	—	—	—
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	1,167	(4,716)	5,884

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			Fiscal 2015		Fiscal 2014
Mizuho Bank				Change

Return on Interest-Earning Assets		1	0.64	(0.05)	0.69
Return on Loans and Bills Discounted *1		2	0.99	(0.04)	1.03
Return on Securities		3	0.50	0.04	0.45
Cost of Funding (including Expenses)		4	0.73	(0.03)	0.77
Cost of Deposits (including Expenses)		5	0.81	(0.04)	0.85
Cost of Deposits *2		6	0.03	(0.00)	0.04
Cost of Other External Liabilities		7	0.19	(0.00)	0.19

Net Interest Margin	(1)-(4)	8	(0.09)	(0.02)	(0.07)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.17	0.00	0.17
Loan and Deposit Rate Margin	(2)-(6)	10	0.95	(0.03)	0.99

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		11	1.05	(0.08)	1.13
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.23	(0.03)	0.27
Loan and Deposit Rate Margin	(11)-(6)	13	1.01	(0.07)	1.08

			(%)
			Fiscal 2015		Fiscal 2014
Mizuho Trust & Banking				Change

Return on Interest-Earning Assets		14	0.63	(0.07)	0.70
Return on Loans and Bills Discounted *1		15	0.85	(0.15)	1.00
Return on Securities		16	0.99	0.21	0.78
Cost of Funding		17	0.15	(0.00)	0.16
Cost of Deposits *2		18	0.07	(0.00)	0.07

Net Interest Margin	(14)-(17)	19	0.47	(0.06)	0.54
Loan and Deposit Rate Margin	(15)-(18)	20	0.77	(0.15)	0.92

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	0.89	(0.11)	1.00
Loan and Deposit Rate Margin	(21)-(18)	22	0.81	(0.11)	0.92

(Reference)			(%)
			Fiscal 2015		Fiscal 2014
Aggregate Figures for the 2 Banks				Change

Return on Loans and Bills Discounted *1		23	0.98	(0.04)	1.03
Cost of Deposits *2		24	0.03	(0.00)	0.04
Loan and Deposit Rate Margin	(23)-(24)	25	0.94	(0.04)	0.98
*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	1.04	(0.08)	1.12
Loan and Deposit Rate Margin	(26)-(24)	27	1.00	(0.07)	1.08

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2015				Fiscal 2014
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	142,518,113	0.84	6,845,548	(0.08)	135,672,564	0.92
Loans and Bills Discounted	70,105,123	1.14	1,061,709	(0.02)	69,043,413	1.16
Securities	36,663,127	0.77	(5,277,975)	(0.00)	41,941,102	0.77

Source of Funds	141,742,692	0.26	6,253,882	0.02	135,488,809	0.23
Deposits	95,296,133	0.14	7,050,626	0.03	88,245,507	0.10
NCDs	15,030,770	0.22	(1,359,851)	0.05	16,390,621	0.17

(Domestic Operations)

Use of Funds	100,989,237	0.64	3,248,663	(0.05)	97,740,573	0.69
Loans and Bills Discounted	47,188,184	0.98	(1,554,787)	(0.04)	48,742,971	1.03
Securities	24,427,176	0.50	(5,816,087)	0.04	30,243,263	0.45

Source of Funds	100,367,043	0.07	2,888,991	(0.01)	97,478,051	0.08
Deposits	74,874,625	0.03	3,557,022	(0.00)	71,317,602	0.03
NCDs	10,459,593	0.07	94,910	(0.00)	10,364,682	0.08

(International Operations)

Use of Funds	44,828,399	1.25	3,510,439	(0.14)	41,317,959	1.39
Loans and Bills Discounted	22,916,938	1.46	2,616,496	(0.02)	20,300,442	1.49
Securities	12,235,951	1.32	538,111	(0.29)	11,697,839	1.61

Source of Funds	44,675,171	0.67	3,278,445	0.09	41,396,725	0.57
Deposits	20,421,507	0.53	3,493,603	0.15	16,927,904	0.38
NCDs	4,571,177	0.56	(1,454,761)	0.24	6,025,939	0.32

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	Fiscal 2015				Fiscal 2014
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	6,357,015	0.74	117,161	(0.05)	6,239,854	0.79
Loans and Bills Discounted	3,254,703	0.87	218,308	(0.12)	3,036,394	1.00
Securities	1,357,527	1.22	(320,088)	0.21	1,677,615	1.01

Source of Funds	6,113,956	0.18	98,096	0.01	6,015,860	0.17
Deposits	2,839,296	0.07	440,547	0.00	2,398,749	0.07
NCDs	519,636	0.08	(289,805)	(0.01)	809,441	0.09

(Domestic Operations)

Use of Funds	5,801,250	0.63	197,751	(0.07)	5,603,499	0.70
Loans and Bills Discounted	3,021,787	0.85	152,830	(0.15)	2,868,956	1.00
Securities	933,499	0.99	(169,292)	0.21	1,102,792	0.78

Source of Funds	5,519,510	0.15	155,907	(0.00)	5,363,603	0.16
Deposits	2,826,537	0.07	454,225	0.00	2,372,312	0.07
NCDs	519,636	0.08	(289,805)	(0.01)	809,441	0.09

(International Operations)

Use of Funds	694,233	1.46	(100,722)	0.18	794,955	1.28
Loans and Bills Discounted	232,915	1.19	65,477	0.16	167,438	1.03
Securities	424,027	1.73	(150,795)	0.27	574,823	1.46

Source of Funds	732,914	0.36	(77,942)	0.16	810,857	0.20
Deposits	12,759	0.31	(13,677)	0.04	26,436	0.27
NCDs	—	—	—	—	—	—

2-6

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	Fiscal 2015		Fiscal 2014
		Change
Net Gains (Losses) related to Bonds	143,593	70,339	73,253
Gains on Sales and Others	184,916	9,552	175,364
Losses on Sales and Others	(43,194)	53,865	(97,060)
Impairment (Devaluation)	(644)	794	(1,438)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	2,515	6,127	(3,612)

	Fiscal 2015		Fiscal 2014
		Change
Net Gains (Losses) related to Stocks	205,678	73,767	131,910
Gains on Sales	271,115	119,085	152,029
Losses on Sales	(45,728)	(37,402)	(8,326)
Impairment (Devaluation)	(10,325)	(4,935)	(5,389)
Reversal of (Provision for) Reserve for Possible Losses on Investments	2	(21)	24
Gains (Losses) on Derivatives other than for Trading	(9,384)	(2,957)	(6,427)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2015		Fiscal 2014
		Change
Net Gains (Losses) related to Bonds	142,684	66,815	75,869
Gains on Sales and Others	185,632	7,051	178,581
Losses on Sales and Others	(44,824)	52,895	(97,719)
Impairment (Devaluation)	(639)	747	(1,386)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	2,515	6,121	(3,606)

	Fiscal 2015		Fiscal 2014
		Change
Net Gains (Losses) related to Stocks	181,433	85,236	96,196
Gains on Sales	243,995	134,447	109,548
Losses on Sales	(44,157)	(37,857)	(6,299)
Impairment (Devaluation)	(9,021)	(8,373)	(648)
Reversal of (Provision for) Reserve for Possible Losses on Investments	2	(21)	23
Gains (Losses) on Derivatives other than for Trading	(9,384)	(2,957)	(6,427)

2-7

Mizuho Financial Group, Inc.

Mizuho Bank	(Millions of yen)
	Fiscal 2015		Fiscal 2014
		Change
Net Gains (Losses) related to Bonds	125,388	60,437	64,950
Gains on Sales and Others	163,451	2,248	161,203
Losses on Sales and Others	(36,848)	55,058	(91,906)
Impairment (Devaluation)	(639)	747	(1,386)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(575)	2,383	(2,959)

	Fiscal 2015		Fiscal 2014
		Change
Net Gains (Losses) related to Stocks	178,302	89,339	88,963
Gains on Sales	234,305	132,423	101,881
Losses on Sales	(39,843)	(33,778)	(6,065)
Impairment (Devaluation)	(7,436)	(6,825)	(610)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0	(12)	13
Gains (Losses) on Derivatives other than for Trading	(8,723)	(2,466)	(6,256)

Mizuho Trust & Banking	(Millions of yen)
	Fiscal 2015		Fiscal 2014
		Change
Net Gains (Losses) related to Bonds	17,296	6,378	10,918
Gains on Sales and Others	22,181	4,802	17,378
Losses on Sales and Others	(7,975)	(2,162)	(5,812)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	3,091	3,737	(646)

	Fiscal 2015		Fiscal 2014
		Change
Net Gains (Losses) related to Stocks	3,130	(4,102)	7,233
Gains on Sales	9,690	2,023	7,666
Losses on Sales	(4,314)	(4,079)	(234)
Impairment (Devaluation)	(1,585)	(1,547)	(37)
Reversal of (Provision for) Reserve for Possible Losses on Investments	1	(8)	10
Gains (Losses) on Derivatives other than for Trading	(661)	(490)	(170)

2-8

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2016				As of March 31, 2015
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	34,675,695	1,881,867	2,059,653	177,785	2,531,378	2,623,193	91,815
Japanese Stocks	3,457,627	1,610,444	1,681,963	71,518	2,158,955	2,187,357	28,401
Japanese Bonds	18,874,484	136,507	148,010	11,502	44,101	55,809	11,708
Japanese Government Bonds	15,765,873	95,841	96,247	406	22,636	24,016	1,379
Other	12,343,583	134,915	229,679	94,764	328,321	380,027	51,705
Foreign Bonds	9,719,598	41,068	67,936	26,867	40,060	80,760	40,699

*    In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*    Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

      Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

*    The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.

*    Unrealized Gains/Losses include ¥26,715 million and ¥52,059 million, which were recognized in the statement of income for March 31, 2016 and March 31, 2015, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of March 31, 2016 and March 31, 2015 are ¥1,855,152 million and ¥2,479,318 million, respectively.

*    Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2016 and March 31, 2015 are ¥1,296,039 million and ¥1,737,348 million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of March 31, 2016				As of March 31, 2015
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Bonds Held to Maturity	4,817,574	55,634	61,012	5,378	30,465	31,260	794

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2016				As of March 31, 2015
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	33,508,836	1,683,177	1,866,086	182,908	2,313,319	2,411,731	98,411
Japanese Stocks	3,379,696	1,538,996	1,616,269	77,272	2,078,883	2,114,307	35,423
Japanese Bonds	18,572,022	136,369	147,837	11,467	44,061	55,681	11,619
Japanese Government Bonds	15,724,825	95,823	96,229	405	22,570	23,950	1,379
Other	11,557,116	7,811	101,979	94,168	190,374	241,743	51,368
Foreign Bonds	9,441,158	38,292	65,084	26,791	38,339	78,892	40,552

Mizuho Bank
Other Securities	32,065,238	1,561,480	1,736,571	175,090	2,138,808	2,234,014	95,205
Japanese Stocks	3,148,287	1,426,461	1,500,946	74,484	1,933,204	1,966,662	33,457
Japanese Bonds	17,916,996	134,139	145,317	11,178	42,869	53,952	11,083
Japanese Government Bonds	15,150,889	93,595	94,000	405	21,454	22,677	1,222
Other	10,999,955	880	90,308	89,427	162,734	213,399	50,664
Foreign Bonds	9,000,934	32,634	59,229	26,595	28,218	68,386	40,167

Mizuho Trust & Banking
Other Securities	1,443,597	121,696	129,514	7,817	174,510	177,717	3,206
Japanese Stocks	231,409	112,535	115,323	2,787	145,678	147,645	1,966
Japanese Bonds	655,026	2,230	2,519	289	1,192	1,728	536
Japanese Government Bonds	573,936	2,228	2,228	0	1,116	1,272	156
Other	557,161	6,930	11,671	4,740	27,639	28,343	703
Foreign Bonds	440,223	5,658	5,854	196	10,120	10,506	385

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥26,715 million and ¥52,059 million, which were recognized in the statement of income for March 31, 2016 and March 31, 2015, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of March 31, 2016 and March 31, 2015 are ¥1,656,462 million and ¥2,261,259 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2016 and March 31, 2015 are as follows:

	(Millions of yen)
	As of March 31, 2016	As of March 31, 2015
Aggregate Figures	1,204,073	1,633,442
Mizuho Bank	1,106,333	1,497,419
Mizuho Trust & Banking	97,740	136,022

2-9

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2016				As of March 31, 2015
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	4,817,574	55,634	61,012	5,378	30,465	31,260	794
Mizuho Bank	4,817,574	55,634	61,012	5,378	30,465	31,260	794
Mizuho Trust & Banking	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2016				As of March 31, 2015
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	108,663	162,062	164,161	2,098	159,543	159,543	—
Mizuho Bank	108,663	162,062	164,161	2,098	159,543	159,543	—
Mizuho Trust & Banking	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2016		As of March 31, 2015
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,855,152	(624,166)	2,479,318
Japanese Stocks	1,603,909	(528,267)	2,132,177
Japanese Bonds	136,507	92,406	44,101
Japanese Government Bonds	95,841	73,204	22,636
Other	114,735	(188,304)	303,040
Foreign Bonds	20,889	6,110	14,778

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2016		As of March 31, 2015
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,656,462	(604,797)	2,261,259
Japanese Stocks	1,532,461	(519,643)	2,052,104
Japanese Bonds	136,369	92,307	44,061
Japanese Government Bonds	95,823	73,252	22,570
Other	(12,368)	(177,461)	165,093
Foreign Bonds	18,112	5,054	13,058

2-10

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of March 31, 2016				Change				Maturity as of March 31, 2015
	Within 1 year	1 - 5 years	5 -10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	3,443.7	15,514.2	2,357.6	805.3	(1,088.7)	(1,237.5)	187.8	29.4	4,532.5	16,751.8	2,169.7	775.9
Japanese Government Bonds	3,089.7	14,248.2	1,994.2	—	(999.2)	(1,297.5)	95.3	—	4,088.9	15,545.7	1,898.9	—
Japanese Local Government Bonds	20.0	95.2	117.9	0.6	(16.1)	(9.1)	24.9	(0.0)	36.1	104.4	92.9	0.7
Japanese Corporate Bonds	334.0	1,170.8	245.4	804.6	(73.4)	69.1	67.5	29.5	407.4	1,101.6	177.9	775.1
Other	2,737.0	2,621.1	2,727.0	2,650.4	321.2	(976.4)	343.8	(273.8)	2,415.7	3,597.5	2,383.2	2,924.2

Mizuho Bank

Japanese Bonds	3,154.8	15,260.6	2,254.0	805.3	(849.3)	(1,143.8)	172.4	29.4	4,004.1	16,404.5	2,081.6	775.9
Japanese Government Bonds	2,812.7	14,060.2	1,894.2	—	(766.2)	(1,185.5)	80.4	—	3,578.9	15,245.7	1,813.8	—
Japanese Local Government Bonds	19.8	92.8	117.5	0.6	(15.7)	(10.0)	26.0	(0.0)	35.6	102.8	91.5	0.7
Japanese Corporate Bonds	322.2	1,107.6	242.3	804.6	(67.3)	51.7	66.0	29.5	389.6	1,055.9	176.3	775.1
Other	2,734.7	2,596.5	2,455.2	2,522.3	322.7	(890.5)	334.1	(352.8)	2,412.0	3,487.0	2,121.1	2,875.2

Mizuho Trust & Banking

Japanese Bonds	288.9	253.5	103.5	—	(239.4)	(93.7)	15.3	—	528.4	347.2	88.1	—
Japanese Government Bonds	277.0	188.0	100.0	—	(233.0)	(112.0)	14.9	—	510.0	300.0	85.1	—
Japanese Local Government Bonds	0.1	2.4	0.3	—	(0.3)	0.8	(1.0)	—	0.5	1.5	1.4	—
Japanese Corporate Bonds	11.7	63.1	3.1	—	(6.0)	17.4	1.5	—	17.8	45.7	1.6	—
Other	2.2	24.6	271.8	128.0	(1.4)	(85.8)	9.6	79.0	3.7	110.5	262.1	48.9

2-11

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2016				Change				As of March 31, 2015
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	3,019.5	15,743.0	8,783.9	27,546.6	623.7	(600.3)	1,586.5	1,609.9	2,395.8	16,343.3	7,197.4	25,936.6
Receive Float / Pay Fixed	490.9	3,516.5	4,244.1	8,251.6	248.2	(1,037.0)	1,592.4	803.6	242.6	4,553.6	2,651.7	7,447.9
Receive Float / Pay Float	—	—	—	—	(42.6)	—	—	(42.6)	42.6	—	—	42.6
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,510.4	19,259.6	13,028.1	35,798.2	829.3	(1,637.4)	3,178.9	2,370.9	2,681.1	20,897.0	9,849.1	33,427.3

Mizuho Bank

Receive Fixed / Pay Float	3,019.5	15,743.0	8,593.9	27,356.6	623.7	(600.3)	1,795.9	1,819.3	2,395.8	16,343.3	6,798.0	25,537.2
Receive Float / Pay Fixed	480.9	3,391.5	4,174.1	8,046.6	263.2	(1,045.6)	1,732.4	950.0	217.6	4,437.2	2,441.7	7,096.5
Receive Float / Pay Float	—	—	—	—	(42.6)	—	—	(42.6)	42.6	—	—	42.6
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,500.4	19,134.6	12,768.1	35,403.2	844.3	(1,646.0)	3,528.3	2,726.7	2,656.1	20,780.6	9,239.7	32,676.5

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	—	190.0	190.0	—	—	(209.4)	(209.4)	—	—	399.4	399.4
Receive Float / Pay Fixed	10.0	125.0	70.0	205.0	(15.0)	8.6	(140.0)	(146.3)	25.0	116.4	210.0	351.4
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	10.0	125.0	260.0	395.0	(15.0)	8.6	(349.4)	(355.7)	25.0	116.4	609.4	750.8

(Reference)

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of March 31, 2016			Change			As of March 31, 2015
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	971.2	726.1	245.1	238.1	(19.5)	257.6	733.1	745.6	(12.5)
Mizuho Bank	871.4	626.9	244.4	229.1	(25.3)	254.5	642.2	652.3	(10.0)
Mizuho Trust & Banking	99.8	99.1	0.7	9.0	5.8	3.1	90.8	93.2	(2.4)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes and others.

2-12

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		Fiscal 2015	Change	Fiscal 2014
Retirement Benefit Obligations	(A)	1,277,566	83,586	1,193,979
Discount Rate (%)		0.01~0.80		0.07~1.62

Total Fair Value of Plan Assets	(B)	1,879,920	(3,369)	1,883,289
Unrecognized Actuarial Differences	(C)	(83,523)	144,306	(227,830)
Prepaid Pension Cost	(B)+(C)-(A)	518,830	57,350	461,479

Mizuho Bank

Retirement Benefit Obligations	(A)	1,128,224	72,344	1,055,879
Discount Rate (%)		0.01~0.80		0.07~1.62

Total Fair Value of Plan Assets	(B)	1,691,292	(5,862)	1,697,155
Unrecognized Actuarial Differences	(C)	(94,033)	131,547	(225,581)
Prepaid Pension Cost	(B)+(C)-(A)	469,034	53,340	415,694

Mizuho Trust & Banking

Retirement Benefit Obligations	(A)	149,342	11,242	138,099
Discount Rate (%)		0.01~0.80		0.07~1.62

Total Fair Value of Plan Assets	(B)	188,627	2,493	186,134
Unrecognized Actuarial Differences	(C)	10,509	12,759	(2,249)
Prepaid Pension Cost	(B)+(C)-(A)	49,795	4,010	45,785

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

		(Millions of yen)
		Fiscal 2015	Change	Fiscal 2014
Service Cost		(24,572)	(2,619)	(21,953)
Interest Cost		(7,810)	2,413	(10,223)
Expected Return on Plan Assets		35,156	2,659	32,497
Accumulation (Amortization) of Unrecognized Actuarial Differences		4,675	25,212	(20,536)
Other		(3,149)	626	(3,776)

Total		4,300	28,292	(23,992)

Mizuho Bank
		(Millions of yen)
		Fiscal 2015	Change	Fiscal 2014
Service Cost		(20,996)	(2,137)	(18,859)
Interest Cost		(6,896)	2,139	(9,036)
Expected Return on Plan Assets		31,507	2,379	29,127
Accumulation (Amortization) of Unrecognized Actuarial Differences		6,200	23,593	(17,393)
Other		(2,700)	554	(3,255)

Total		7,113	26,530	(19,417)

Mizuho Trust & Banking
		(Millions of yen)
		Fiscal 2015	Change	Fiscal 2014
Service Cost		(3,575)	(481)	(3,093)
Interest Cost		(913)	273	(1,186)
Expected Return on Plan Assets		3,648	279	3,369
Accumulation (Amortization) of Unrecognized Actuarial Differences		(1,524)	1,618	(3,143)
Other		(448)	71	(520)

Total		(2,813)	1,761	(4,574)

Consolidated Retirement Benefit Obligations
		(Millions of yen)
		As of March 31, 2016	Change	As of March 31, 2015
Retirement Benefit Obligations	(A)	1,465,148	104,193	1,360,954
Total Fair Value of Plan Assets	(B)	2,060,062	3,244	2,056,818
Unrecognized Actuarial Differences	(C)	(66,853)	162,971	(229,825)
Net Defined Benefit Asset	(D)	646,428	(96,954)	743,382
Net Defined Benefit Liability	(A)-(B)+(D)	51,514	3,995	47,518

Income (Expenses) related to Employee Retirement Benefits
		(Millions of yen)
		Fiscal 2015	Change	Fiscal 2014
Service Cost		(36,841)	(3,874)	(32,967)
Interest Cost		(9,269)	2,705	(11,975)
Expected Return on Plan Assets		39,260	2,385	36,875
Accumulation (Amortization) of Unrecognized Actuarial Differences		3,347	25,895	(22,548)
Other		(6,876)	1,033	(7,909)

Total		(10,379)	28,145	(38,524)

2-14

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of March 31, 2016 (Preliminary)	Change	As of March 31, 2015
(1) Total Capital Ratio	15.41	0.83	14.58
(2) Tier 1 Capital Ratio	12.64	1.14	11.50
(3) Common Equity Tier 1 Capital Ratio	10.50	1.07	9.43
(4) Total Capital	9,638.6	130.1	9,508.4
(5) Tier 1 Capital	7,905.0	404.7	7,500.3
(6) Common Equity Tier 1 Capital	6,566.4	413.3	6,153.1
(7) Risk weighted Assets	62,531.1	(2,660.7)	65,191.9
(8) Total Required Capital (7)X8%	5,002.4	(212.8)	5,215.3
Mizuho Bank International Standard
	Consolidated			Non-Consolidated
	As of March 31, 2016 (Preliminary)	Change	As of March 31, 2015	As of March 31, 2016 (Preliminary)
(1) Total Capital Ratio	15.46	0.16	15.30	15.50
(2) Tier 1 Capital Ratio	12.75	0.62	12.13	12.66
(3) Common Equity Tier 1 Capital Ratio	10.81	0.39	10.42	10.65
(4) Total Capital	8,780.2	26.7	8,753.5	8,576.3
(5) Tier 1 Capital	7,243.6	300.5	6,943.1	7,004.0
(6) Common Equity Tier 1 Capital	6,142.2	176.5	5,965.7	5,892.2
(7) Risk weighted Assets	56,771.0	(430.8)	57,201.8	55,306.1
(8) Total Required Capital (7)X8%	4,541.6	(34.4)	4,576.1	4,424.4
Mizuho Trust & Banking International Standard
(1) Total Capital Ratio	19.52	0.31	19.21	19.80
(2) Tier 1 Capital Ratio	18.21	1.53	16.68	18.52
(3) Common Equity Tier 1 Capital Ratio	18.21	1.54	16.67	18.52
(4) Total Capital	472.1	(39.4)	511.6	479.5
(5) Tier 1 Capital	440.4	(4.0)	444.4	448.4
(6) Common Equity Tier 1 Capital	440.4	(3.7)	444.1	448.4
(7) Risk weighted Assets	2,418.1	(245.2)	2,663.4	2,421.0
(8) Total Required Capital (7)X8%	193.4	(19.6)	213.0	193.6

2-15

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of March 31, 2016				As of March 31, 2015
		%	Change	%		%
Loans to Bankrupt Obligors	24,315	0.03	14,068	0.01	10,246	0.01
Non-Accrual Delinquent Loans	396,720	0.53	(29,058)	(0.04)	425,778	0.57
Loans Past Due for 3 Months or More	907	0.00	(2,589)	(0.00)	3,496	0.00
Restructured Loans	463,108	0.62	(151,819)	(0.20)	614,928	0.83

Total	885,052	1.20	(169,398)	(0.23)	1,054,450	1.43

Total Loans	73,708,884	100.00	293,714		73,415,170	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	143,919		(61,091)		205,011

Trust Account
	As of March 31, 2016				As of March 31, 2015
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,888	20.84	(101)	2.15	2,990	18.68
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,888	20.84	(101)	2.15	2,990	18.68

Total Loans	13,861	100.00	(2,144)		16,006	100.00

Consolidated + Trust Account
	As of March 31, 2016				As of March 31, 2015
		%	Change	%		%
Loans to Bankrupt Obligors	24,315	0.03	14,068	0.01	10,246	0.01
Non-Accrual Delinquent Loans	399,609	0.54	(29,159)	(0.04)	428,769	0.58
Loans Past Due for 3 Months or More	907	0.00	(2,589)	(0.00)	3,496	0.00
Restructured Loans	463,108	0.62	(151,819)	(0.20)	614,928	0.83

Total	887,941	1.20	(169,499)	(0.23)	1,057,441	1.44

Total Loans	73,722,746	100.00	291,569		73,431,176	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-16

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2016				As of March 31, 2015
		%	Change	%		%
Loans to Bankrupt Obligors	21,996	0.02	16,061	0.02	5,934	0.00
Non-Accrual Delinquent Loans	355,925	0.48	(43,501)	(0.05)	399,427	0.54
Loans Past Due for 3 Months or More	907	0.00	(2,584)	(0.00)	3,492	0.00
Restructured Loans	397,503	0.53	(141,937)	(0.19)	539,440	0.72

Total	776,333	1.05	(171,961)	(0.23)	948,295	1.28

Total Loans	73,884,568	100.00	(73,733)		73,958,301	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	133,724		(58,756)		192,481

Mizuho Bank

Loans to Bankrupt Obligors	21,934	0.03	16,002	0.02	5,932	0.00
Non-Accrual Delinquent Loans	347,255	0.49	(39,931)	(0.05)	387,186	0.54
Loans Past Due for 3 Months or More	907	0.00	(2,584)	(0.00)	3,492	0.00
Restructured Loans	391,052	0.55	(140,223)	(0.19)	531,275	0.74

Total	761,150	1.08	(166,736)	(0.22)	927,886	1.30

Total Loans	70,374,392	100.00	(499,451)		70,873,844	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	132,821		(58,652)		191,473

Mizuho Trust & Banking (Banking Account)

Loans to Bankrupt Obligors	61	0.00	58	0.00	2	0.00
Non-Accrual Delinquent Loans	5,781	0.16	(3,468)	(0.13)	9,250	0.30
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	6,450	0.18	(1,714)	(0.08)	8,165	0.26

Total	12,294	0.35	(5,123)	(0.21)	17,418	0.56

Total Loans	3,496,313	100.00	427,862		3,068,451	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	903		(104)		1,007

(Trust Account)

Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,888	20.84	(101)	2.15	2,990	18.68
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,888	20.84	(101)	2.15	2,990	18.68

Total Loans	13,861	100.00	(2,144)		16,006	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-17

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2016	Change	As of March 31, 2015
Reserves for Possible Losses on Loans	459,531	(65,955)	525,486
General Reserve for Possible Losses on Loans	304,828	(39,667)	344,496
Specific Reserve for Possible Losses on Loans	154,689	(25,697)	180,386
Reserve for Possible Losses on Loans to Restructuring Countries	13	(590)	603

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	157,807	(69,402)	227,209

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2016	Change	As of March 31, 2015
Reserves for Possible Losses on Loans	384,827	(56,812)	441,639
General Reserve for Possible Losses on Loans	262,027	(37,793)	299,820
Specific Reserve for Possible Losses on Loans	122,786	(18,428)	141,215
Reserve for Possible Losses on Loans to Restructuring Countries	13	(590)	603

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	147,125	(66,937)	214,063

Mizuho Bank

Reserves for Possible Losses on Loans	379,190	(55,637)	434,828
General Reserve for Possible Losses on Loans	256,943	(37,395)	294,339
Specific Reserve for Possible Losses on Loans	122,234	(17,651)	139,885
Reserve for Possible Losses on Loans to Restructuring Countries	13	(590)	603

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	145,842	(66,828)	212,670

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	5,636	(1,174)	6,811
General Reserve for Possible Losses on Loans	5,083	(397)	5,481
Specific Reserve for Possible Losses on Loans	552	(777)	1,329
Reserve for Possible Losses on Loans to Restructuring Countries	0	(0)	0

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	1,282	(109)	1,392

*	Reserve for Possible Losses on Entrusted Loans (¥42 million and ¥49 million for March 31, 2016 and March 31, 2015, respectively) is not included in the above figures for Trust Account.

2-18

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of March 31, 2016	Change	As of March 31, 2015
Mizuho Financial Group	51.92	2.08	49.83
* Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of March 31, 2016	Change	As of March 31, 2015
Total	49.75	3.03	46.71
Mizuho Bank	49.81	2.95	46.86
Mizuho Trust & Banking (Banking Account)	45.84	6.74	39.10

*	Above figures are presented net of partial direct write-offs.

2-19

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

Consolidated

	(Millions of yen)
	As of March 31, 2016	Change	As of March 31, 2015
Claims against Bankrupt and Substantially Bankrupt Obligors	83,164	5,847	77,316
Claims with Collection Risk	361,293	(42,976)	404,270
Claims for Special Attention	464,016	(154,408)	618,425
Total	908,473	(191,537)	1,100,011

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	157,380	(69,284)	226,664

Trust Account

	As of March 31, 2016	Change	As of March 31, 2015
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2,888	(101)	2,990
Claims for Special Attention	—	—	—
Total	2,888	(101)	2,990

Consolidated + Trust Account

	As of March 31, 2016	Change	As of March 31, 2015
Claims against Bankrupt and Substantially Bankrupt Obligors	83,164	5,847	77,316
Claims with Collection Risk	364,182	(43,078)	407,260
Claims for Special Attention	464,016	(154,408)	618,425
Total	911,362	(191,639)	1,103,001

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-20

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2016				As of March 31, 2015
		%	Change	%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	68,022	0.08	11,353	0.01	56,669	0.06
Claims with Collection Risk	353,699	0.43	(48,882)	(0.05)	402,582	0.48
Claims for Special Attention	398,411	0.48	(144,521)	(0.16)	542,932	0.65
Sub-total	820,133	1.00	(182,051)	(0.20)	1,002,184	1.20
Normal Claims	81,009,092	98.99	(1,031,923)	0.20	82,041,015	98.79

Total	81,829,225	100.00	(1,213,974)		83,043,199	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	146,919		(66,933)		213,852

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	67,003	0.08	11,525	0.01	55,478	0.06
Claims with Collection Risk	345,986	0.44	(45,531)	(0.04)	391,517	0.49
Claims for Special Attention	391,960	0.50	(142,807)	(0.16)	534,767	0.66
Sub-total	804,950	1.02	(176,813)	(0.20)	981,763	1.22
Normal Claims	77,467,619	98.97	(1,432,323)	0.20	78,899,943	98.77

Total	78,272,569	100.00	(1,609,137)		79,881,706	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	145,842		(66,828)		212,670

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	1,019	0.02	(172)	(0.00)	1,191	0.03
Claims with Collection Risk	4,824	0.13	(3,250)	(0.12)	8,074	0.25
Claims for Special Attention	6,450	0.18	(1,714)	(0.07)	8,165	0.25
Sub-total	12,294	0.34	(5,136)	(0.20)	17,430	0.55
Normal Claims	3,530,500	99.65	402,444	0.20	3,128,056	99.44

Total	3,542,794	100.00	397,307		3,145,486	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	1,076		(105)		1,181

(Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—
Claims with Collection Risk	2,888	20.84	(101)	2.15	2,990	18.68
Claims for Special Attention	—	—	—	—	—	—
Sub-total	2,888	20.84	(101)	2.15	2,990	18.68
Normal Claims	10,972	79.15	(2,043)	(2.15)	13,015	81.31

Total	13,861	100.00	(2,144)		16,006	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-21

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRA

Non-Consolidated

(1) Disclosed Claims under the FRA and Coverage Amount

	(Billions of yen)
	As of March 31, 2016	Change	As of March 31, 2015

Aggregate Figures for the 2 Banks (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	68.0	11.3	56.6
Collateral, Guarantees, and equivalent	60.5	6.6	53.9
Reserve for Possible Losses	7.4	4.7	2.7
Claims with Collection Risk	350.8	(48.7)	399.5
Collateral, Guarantees, and equivalent	176.1	(24.8)	200.9
Reserve for Possible Losses	115.3	(23.0)	138.4
Claims for Special Attention	398.4	(144.5)	542.9
Collateral, Guarantees, and equivalent	155.0	(37.8)	192.8
Reserve for Possible Losses	100.7	(29.9)	130.7
Total	817.2	(181.9)	999.1
Collateral, Guarantees, and equivalent	391.7	(56.0)	447.7
Reserve for Possible Losses	223.5	(48.3)	271.8

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	67.0	11.5	55.4
Collateral, Guarantees, and equivalent	59.5	6.7	52.7
Reserve for Possible Losses	7.4	4.7	2.7
Claims with Collection Risk	345.9	(45.5)	391.5
Collateral, Guarantees, and equivalent	172.2	(22.6)	194.8
Reserve for Possible Losses	114.7	(22.3)	137.1
Claims for Special Attention	391.9	(142.8)	534.7
Collateral, Guarantees, and equivalent	154.5	(37.0)	191.5
Reserve for Possible Losses	97.8	(30.2)	128.0
Total	804.9	(176.8)	981.7
Collateral, Guarantees, and equivalent	386.3	(52.8)	439.2
Reserve for Possible Losses	220.0	(47.8)	267.9

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	1.0	(0.1)	1.1
Collateral, Guarantees, and equivalent	1.0	(0.1)	1.1
Reserve for Possible Losses	0.0	(0.0)	0.0
Claims with Collection Risk	4.8	(3.2)	8.0
Collateral, Guarantees, and equivalent	3.8	(2.2)	6.1
Reserve for Possible Losses	0.5	(0.7)	1.2
Claims for Special Attention	6.4	(1.7)	8.1
Collateral, Guarantees, and equivalent	0.4	(0.7)	1.2
Reserve for Possible Losses	2.9	0.3	2.6
Total	12.2	(5.1)	17.4
Collateral, Guarantees, and equivalent	5.3	(3.1)	8.5
Reserve for Possible Losses	3.4	(0.4)	3.9

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	2.8	(0.1)	2.9
Collateral, Guarantees, and equivalent	2.8	(0.1)	2.9
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	2.8	(0.1)	2.9
Collateral, Guarantees, and equivalent	2.8	(0.1)	2.9

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-22

Mizuho Financial Group, Inc.

(2) Coverage Ratio

	(Billions of yen)
	As of March 31, 2016	Change	As of March 31, 2015

Aggregate Figures for the 2 Banks (Banking Account)

Coverage Amount	615.2	(104.3)	719.6
Reserves for Possible Losses on Loans	223.5	(48.3)	271.8
Collateral, Guarantees, and equivalent	391.7	(56.0)	447.7

	(%)
Coverage Ratio	75.3	3.2	72.1
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	83.0	(1.8)	84.9
Claims for Special Attention	64.2	4.6	59.5
Claims against Special Attention Obligors	67.7	5.0	62.6

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	66.0	(3.6)	69.6
Claims for Special Attention	41.4	4.0	37.3
Claims against Special Attention Obligors	44.3	4.5	39.7

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	25.72	1.04	24.68
Claims against Watch Obligors excluding Special Attention Obligors	3.66	(0.06)	3.72
Claims against Normal Obligors	0.07	(0.00)	0.07

Mizuho Bank

	(Billions of yen)
Coverage Amount	606.4	(100.7)	707.1
Reserves for Possible Losses on Loans	220.0	(47.8)	267.9
Collateral, Guarantees, and equivalent	386.3	(52.8)	439.2

	(%)
Coverage Ratio	75.3	3.3	72.0
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	82.9	(1.8)	84.7
Claims for Special Attention	64.3	4.6	59.7
Claims against Special Attention Obligors	67.4	5.0	62.3

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	66.0	(3.6)	69.7
Claims for Special Attention	41.2	3.8	37.3
Claims against Special Attention Obligors	44.2	4.4	39.8

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	25.81	0.93	24.88
Claims against Watch Obligors excluding Special Attention Obligors	3.69	(0.08)	3.77
Claims against Normal Obligors	0.07	0.00	0.07

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
Coverage Amount	8.8	(3.6)	12.5
Reserves for Possible Losses on Loans	3.4	(0.4)	3.9
Collateral, Guarantees, and equivalent	5.3	(3.1)	8.5

	(%)
Coverage Ratio	72.0	0.2	71.7
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	91.8	(0.5)	92.3
Claims for Special Attention	52.8	5.5	47.2
Claims against Special Attention Obligors	76.8	4.1	72.7

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	58.0	(9.7)	67.8
Claims for Special Attention	49.0	11.1	37.8
Claims against Special Attention Obligors	48.7	11.3	37.3

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	21.97	5.73	16.23
Claims against Watch Obligors excluding Special Attention Obligors	1.62	0.11	1.50
Claims against Normal Obligors	0.04	(0.02)	0.07

2-23

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRA represents the amount of claims other than loans included in Disclosed Claims under the FRA.

2-24

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015
	As of March 31, 2013	As of March 31, 2014	As of March 31, 2015	As of March 31, 2016
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2015
Claims against Bankrupt and Substantially Bankrupt Obligors	159.1	46.7	32.4	20.9	0.4	21.3	(11.0)
Claims with Collection Risk	553.2	343.8	216.4	116.1	5.2	121.4	(95.0)
Amount Categorized as above up to Fiscal 2012	712.4	390.6	248.8	137.1	5.6	142.8	(106.0)
of which the amount which was in the process of being removed from the balance sheet	94.5	42.8	26.0	17.8	0.4	18.2	(7.7)
Claims against Bankrupt and Substantially Bankrupt Obligors		20.5	7.4	4.7	0.1	4.8	(2.6)
Claims with Collection Risk		128.1	81.5	53.8	0.8	54.6	(26.8)
Amount Newly Categorized as above during Fiscal 2013		148.7	89.0	58.6	0.9	59.5	(29.4)
of which the amount which was in the process of being removed from the balance sheet		18.5	6.3	2.9	0.1	3.0	(3.3)
Claims against Bankrupt and Substantially Bankrupt Obligors			16.8	11.7	0.0	11.8	(4.9)
Claims with Collection Risk			104.5	58.6	0.7	59.3	(45.2)
Amount Newly Categorized as above during Fiscal 2014			121.4	70.3	0.8	71.2	(50.1)
of which the amount which was in the process of being removed from the balance sheet			15.6	11.7	0.0	11.8	(3.7)
Claims against Bankrupt and Substantially Bankrupt Obligors				29.5	0.3	29.9	29.9
Claims with Collection Risk				117.2	0.9	118.2	118.2
Amount Newly Categorized as above during Fiscal 2015				146.8	1.3	148.1	148.1
of which the amount which was in the process of being removed from the balance sheet				23.6	0.3	23.9	23.9
Claims against Bankrupt and Substantially Bankrupt Obligors	159.1	67.2	56.6	67.0	1.0	68.0	11.3
Claims with Collection Risk	553.2	472.0	402.5	345.9	7.7	353.6	(48.8)
Total	712.4	539.3	459.2	412.9	8.7	421.7	(37.5)
of which the amount which was in the process of being removed from the balance sheet	94.5	61.4	48.0	56.1	1.0	57.1	9.0

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in Fiscal 2015

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(18.5)	(18.5)	—
Restructuring	(14.8)	(14.8)	(0.0)
Improvement in Business Performance due to Restructuring	(0.0)	—	(0.0)
Loan Sales	(77.6)	(77.6)	—
Direct Write-off	101.4	101.4	—
Other	(175.9)	(171.1)	(4.8)
Debt recovery	(119.4)	(116.0)	(3.3)
Improvement in Business Performance	(56.5)	(55.0)	(1.4)

Total	(185.6)	(180.8)	(4.8)

2-25

Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2016				As of March 31, 2015
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	55,530.4	715.6	(936.7)	(161.7)	56,467.2	877.4
Manufacturing	8,144.5	287.7	201.3	(97.4)	7,943.2	385.2
Agriculture & Forestry	44.8	1.5	2.4	1.3	42.3	0.2
Fishery	1.2	0.3	0.3	—	0.9	0.3
Mining, Quarrying Industry & Gravel Extraction Industry	234.5	0.0	(29.4)	(0.0)	264.0	0.0
Construction	729.2	15.4	(29.2)	(6.4)	758.4	21.8
Utilities	2,365.0	1.2	(59.5)	1.2	2,424.5	0.0
Communication	1,353.3	15.6	112.5	2.0	1,240.8	13.6
Transportation & Postal Industry	2,252.5	11.5	(30.5)	(10.0)	2,283.1	21.5
Wholesale & Retail	4,999.0	128.8	(47.8)	(5.8)	5,046.9	134.6
Finance & Insurance	6,640.8	2.8	(538.8)	(2.6)	7,179.6	5.4
Real Estate	6,866.6	43.9	346.2	(14.9)	6,520.4	58.9
Commodity Lease	1,988.7	1.4	204.2	0.1	1,784.4	1.2
Service Industries	2,666.5	62.1	179.2	(4.4)	2,487.2	66.6
Local Governments	921.7	2.8	(93.1)	(0.0)	1,014.8	2.9
Governments	2,270.2	—	(1,235.0)	—	3,505.2	—
Other	14,051.2	139.8	80.5	(24.8)	13,970.7	164.6
Overseas Total (including Loans Booked Offshore)	19,221.1	60.6	761.0	(10.1)	18,460.1	70.8
Governments	976.8	—	296.6	—	680.2	—
Financial Institutions	5,254.0	—	(204.8)	—	5,458.9	—
Other	12,990.2	60.6	669.1	(10.1)	12,321.0	70.8

Total	74,751.6	776.3	(175.7)	(171.9)	74,927.4	948.2

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2016:	¥686.3 billion (from MHBK)
As of March 31, 2015:	¥700.1 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-26

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2016				As of March 31, 2015
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	51,159.0	700.4	(1,261.4)	(156.5)	52,420.4	857.0
Manufacturing	7,617.1	281.9	174.3	(96.2)	7,442.8	378.2
Agriculture & Forestry	44.8	1.5	2.5	1.3	42.3	0.2
Fishery	1.2	0.3	0.3	—	0.9	0.3
Mining, Quarrying Industry & Gravel Extraction Industry	232.2	0.0	(29.3)	(0.0)	261.6	0.0
Construction	690.6	15.3	(24.0)	(6.4)	714.6	21.7
Utilities	2,076.7	1.2	(60.6)	1.2	2,137.4	0.0
Communication	1,282.4	15.6	114.6	2.0	1,167.7	13.6
Transportation & Postal Industry	2,054.8	11.5	(26.6)	(10.0)	2,081.5	21.5
Wholesale & Retail	4,812.6	128.6	(46.8)	(5.7)	4,859.4	134.3
Finance & Insurance	6,239.7	2.8	(540.2)	(2.6)	6,780.0	5.4
Real Estate	5,807.0	41.3	350.2	(11.4)	5,456.7	52.7
Commodity Lease	1,708.9	1.4	161.3	0.1	1,547.5	1.2
Service Industries	2,601.7	62.1	166.9	(4.3)	2,434.8	66.4
Local Governments	908.4	—	(84.2)	—	992.7	—
Governments	2,006.6	—	(1,498.6)	—	3,505.2	—
Other	13,073.5	136.3	78.9	(24.5)	12,994.6	160.9
Overseas Total (including Loans Booked Offshore)	19,215.3	60.6	761.9	(10.1)	18,453.3	70.8
Governments	976.4	—	296.7	—	679.6	—
Financial Institutions	5,254.0	—	(204.8)	—	5,458.9	—
Other	12,984.8	60.6	670.0	(10.1)	12,314.7	70.8

Total	70,374.3	761.1	(499.4)	(166.7)	70,873.8	927.8

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,371.3	15.1	324.6	(5.2)	4,046.7	20.4
Manufacturing	527.3	5.7	26.9	(1.2)	500.3	6.9
Agriculture & Forestry	—	—	(0.0)	—	0.0	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	2.2	—	(0.1)	—	2.3	—
Construction	38.5	0.1	(5.2)	(0.0)	43.7	0.1
Utilities	288.2	—	1.1	—	287.0	—
Communication	70.9	—	(2.1)	—	73.1	—
Transportation & Postal Industry	197.7	0.0	(3.9)	(0.0)	201.6	0.0
Wholesale & Retail	186.4	0.2	(0.9)	(0.0)	187.4	0.3
Finance & Insurance	401.0	—	1.4	—	399.6	—
Real Estate	1,059.6	2.5	(3.9)	(3.5)	1,063.6	6.1
Commodity Lease	279.8	—	42.9	—	236.9	—
Service Industries	64.7	0.0	12.3	(0.1)	52.4	0.1
Local Governments	13.2	2.8	(8.8)	(0.0)	22.1	2.9
Governments	263.5	—	263.5	—	—	—
Other	977.7	3.4	1.5	(0.2)	976.1	3.7
Overseas Total (including Loans Booked Offshore)	5.8	—	(0.9)	—	6.8	—
Governments	0.4	—	(0.1)	—	0.5	—
Financial Institutions	—	—	—	—	—	—
Other	5.4	—	(0.8)	—	6.2	—

Total	4,377.2	15.1	323.6	(5.2)	4,053.5	20.4

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2016				As of March 31, 2015
	Disclosed Claims under the FRA	Coverage Ratio	Change		Disclosed Claims under the FRA	Coverage Ratio
			Disclosed Claims under the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	731.5	74.2	(163.6)	4.0	895.2	70.1
Manufacturing	297.6	72.1	(97.9)	7.0	395.5	65.1
Agriculture & Forestry	1.5	63.5	1.3	21.8	0.2	41.6
Fishery	0.3	12.2	—	0.8	0.3	11.3
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	(0.0)	—	0.0	100.0
Construction	15.5	67.2	(6.5)	(0.8)	22.0	68.1
Utilities	1.2	23.3	1.2	(76.6)	0.0	100.0
Communication	15.7	81.6	1.9	7.2	13.8	74.4
Transportation & Postal Industry	11.5	67.1	(10.0)	6.4	21.6	60.6
Wholesale & Retail	133.3	63.7	(6.8)	0.6	140.1	63.1
Finance & Insurance	2.8	68.3	(2.6)	43.2	5.4	25.1
Real Estate	44.0	86.4	(14.9)	4.6	58.9	81.7
Commodity Lease	1.4	83.8	0.1	(3.8)	1.2	87.7
Service Industries	62.9	68.1	(4.3)	1.0	67.2	67.1
Local Governments	2.8	100.0	(0.0)	—	2.9	100.0
Other	140.4	88.2	(25.0)	0.9	165.4	87.2
Overseas Total (including Loans Booked Offshore)	88.5	84.6	(18.3)	(3.7)	106.9	88.3
Governments	—	—	—	—	—	—
Financial Institutions	—	—	(0.0)	—	0.0	100.0
Other	88.5	84.6	(18.3)	(3.7)	106.8	88.3

Total	820.1	75.3	(182.0)	3.2	1,002.1	72.1

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2016		As of March 31, 2015
		Change
Housing and Consumer Loans	11,368.1	(440.1)	11,808.2
Housing Loans for owner’s residential housing	9,949.7	(313.2)	10,263.0

Mizuho Bank

Housing and Consumer Loans	11,232.5	(430.1)	11,662.6
Housing Loans	10,271.7	(381.1)	10,652.8
for owner’s residential housing	9,827.2	(305.5)	10,132.8
Consumer loans	960.8	(48.9)	1,009.7

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	135.5	(10.0)	145.5
Housing Loans for owner’s residential housing	122.4	(7.7)	130.1
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of March 31, 2016		As of March 31, 2015
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	59.0	1.3	57.6
Loans to SMEs and Individual Customers	32,780.3	204.5	32,575.7

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	59.9	1.7	58.2
Loans to SMEs and Individual Customers	30,657.0	144.7	30,512.3

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	48.5	(2.4)	50.9
Loans to SMEs and Individual Customers	2,123.2	59.8	2,063.3

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.

*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2016				As of March 31, 2015
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	6,806.1	24.5	(34.7)	4.3	6,840.9	20.1
Hong Kong	1,376.6	8.9	(133.8)	(2.6)	1,510.5	11.5
South Korea	690.8	—	(78.1)	—	769.0	—
Singapore	1,195.0	14.5	156.7	7.5	1,038.2	6.9
Thailand	847.2	0.7	(103.1)	(0.2)	950.4	1.0
Central and South America	3,934.0	49.4	(261.5)	(32.5)	4,195.5	82.0
North America	5,762.1	22.1	69.7	14.4	5,692.3	7.6
Eastern Europe	55.0	1.2	26.9	(3.7)	28.0	4.9
Western Europe	3,392.8	20.1	522.7	(1.9)	2,870.0	22.0
Other	2,364.5	11.4	536.4	1.5	1,828.0	9.8
Total	22,314.6	129.0	859.6	(17.7)	21,455.0	146.8

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2016 to March 31, 2021)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	2,744.0
Income before Income Taxes	2	2,651.5
Tax Adjustments *1	3	105.2
Taxable Income before Current Deductible Temporary Differences *2	4	2,756.7

Effective Statutory Tax Rate	5	30.80%/30.56%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [4 x 5 ]	6	845.3

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2016.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2011	461.1
Fiscal 2012	80.5
Fiscal 2013	304.2
Fiscal 2014	546.7
Fiscal 2015 (estimate)	493.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2013 is the aggregate figure for MHBK and the former MHBK. Figures for fiscal 2012 and before are the aggregate figures for the former MHBK and the former MHCB.
*3.	Figure for fiscal 2015 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2016	Change	As of March 31, 2015

Reserves for Possible Losses on Loans	7	135.1	(37.0)	172.2
Impairment of Securities	8	158.3	4.7	153.6
Net Unrealized Losses on Other Securities	9	20.1	13.2	6.9
Reserve for Employee Retirement Benefits	10	—	—	—
Net Deferred Hedge Losses	11	—	(5.0)	5.0
Tax Losses Carried Forward	12	—	—	—
Other	13	252.8	(16.5)	269.3
Total Deferred Tax Assets	14	566.5	(40.5)	607.1

Valuation Allowance	15	(193.9)	(19.3)	(174.5)
Sub-Total [ 14 + 15 ]	16	372.6	(59.8)	432.5

Amount related to Retirement Benefits Accounting *1	17	(143.3)	(9.4)	(133.8)
Net Unrealized Gains on Other Securities	18	(427.3)	159.4	(586.8)
Net Deferred Hedge Gains	19	(66.5)	(66.5)	—
Other	20	(37.4)	11.9	(49.3)
Total Deferred Tax Liabilities	21	(674.7)	95.3	(770.0)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(302.0)	35.4	(337.5)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(428.4)	160.8	(589.3)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(66.5)	(71.6)	5.0
Tax effects related to others	25	192.9	(53.8)	246.7

*1	Amount related to Retirement Benefits Accounting includes ¥75.6 billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 5. (1) ② of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans): ¥2,744.0 billion [1]

Income before Income Taxes: ¥2,651.5 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥2,756.7 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥566.5 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥193.9 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥674.7 billion [21], ¥302.0 billion [22] of Net Deferred Tax Liabilities were recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

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Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2016 to March 31, 2021)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	227.9
Income before Income Taxes	2	186.6
Tax Adjustments *1	3	10.4
Taxable Income before Current Deductible Temporary Differences *2	4	197.0
Effective Statutory Tax Rate	5	30.80%/30.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	60.4

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2016.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2011	30.8
Fiscal 2012	26.8
Fiscal 2013	39.9
Fiscal 2014	14.6
Fiscal 2015 (estimate)	45.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2015 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2016	Change	As of March 31, 2015
Reserves for Possible Losses on Loans	7	1.9	(0.2)	2.1
Impairment of Securities	8	15.6	2.6	12.9
Net Unrealized Losses on Other Securities	9	0.3	0.3	0.0
Reserve for Employee Retirement Benefits	10	10.2	(1.3)	11.5
Net Deferred Hedge Losses	11	—	(0.7)	0.7
Tax Losses Carried Forward	12	—	—	—
Other	13	4.7	(2.4)	7.2
Total Deferred Tax Assets	14	32.9	(1.9)	34.8

Valuation Allowance	15	(15.6)	(2.0)	(13.5)
Sub-Total [ 14 + 15 ]	16	17.2	(3.9)	21.2

Amount related to Retirement Benefits Accounting *1	17	(4.5)	0.2	(4.8)
Net Unrealized Gains on Other Securities	18	(23.9)	14.0	(37.9)
Net Deferred Hedge Gains	19	(0.2)	(0.2)	—
Other	20	(0.6)	0.2	(0.8)
Total Deferred Tax Liabilities	21	(29.3)	14.2	(43.6)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(12.0)	10.2	(22.3)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(23.9)	14.5	(38.4)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(0.2)	(1.0)	0.7
Tax effects related to others	25	12.1	(3.2)	15.3

*1	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 5. (1) ② of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans): ¥227.9 billion [1]

Income before Income Taxes: ¥186.6 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥197.0 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥32.9 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥15.6 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥29.3 billion [21], ¥12.0 billion [22] of Net Deferred Tax Liabilities were recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

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Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2016	Change	As of March 31, 2015
Deposits	88,071.3	6,219.0	81,852.3
Individual Deposits	40,241.2	754.7	39,486.5
Corporate Deposits	40,695.0	4,167.0	36,528.0
Financial/Government Institutions	7,135.0	1,297.3	5,837.7

Mizuho Bank

Deposits	85,028.9	5,800.6	79,228.3
Individual Deposits	39,163.9	824.5	38,339.3
Corporate Deposits	39,388.9	3,946.5	35,442.3
Financial/Government Institutions	6,476.1	1,029.5	5,446.5

Mizuho Trust & Banking

Deposits	3,042.4	418.4	2,623.9
Individual Deposits	1,077.3	(69.8)	1,147.1
Corporate Deposits	1,306.1	220.4	1,085.7
Financial/Government Institutions	658.9	267.8	391.1

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

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Mizuho Financial Group, Inc.

2. Number of Directors and Employees

Aggregate Figures for Mizuho Financial Group, Inc. and the 2 Banks

	As of March 31, 2016	Change	As of March 31, 2015
Directors, Executive Officers as defined in the Companies Act, and Auditors	52	5	47
Executive Officers as defined in our internal regulations (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	90	(1)	91
Employees (excluding Executive Officers as defined in our internal regulations)	31,913	1,048	30,865
* The numbers have been adjusted for Directors, Auditors, and Executive Officers doubling other positions.

Mizuho Financial Group, Inc. (Non-Consolidated)

Mizuho Financial Group, Inc.

	As of March 31, 2016	Change	As of March 31, 2015
Directors and Executive Officers as defined in the Companies Act	26	6	20
Executive Officers as defined in the Companies Act	18	6	12
Executive Officers as defined in our internal regulations (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	37	(1)	38
Employees (excluding Executive Officers as defined in our internal regulations)	1,318	166	1,152

*  MHFG transformed itself into a Company with Nominating Committee and others which was approved at the ordinary general meeting of shareholders on June 24, 2014. Executive Officers as defined in the Companies Act include those doubling as Directors of Mizuho Financial Group, Inc.

Non-Consolidated

Mizuho Bank
	As of March 31, 2016	Change	As of March 31, 2015
Directors and Auditors	20	1	19
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	66	1	65
Employees (excluding Executive Officers as defined in our internal regulations)	27,355	794	26,561

Mizuho Trust & Banking

Directors and Auditors	13	(2)	15
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	21	4	17
Employees (excluding Executive Officers as defined in our internal regulations)	3,240	88	3,152

(Reference)

Aggregate Figures for Mizuho Financial Group, Inc., the 2 Banks, and Mizuho Securities
	As of March 31, 2016	Change	As of March 31, 2015
Directors, Executive Officers as defined in the Companies Act, and Auditors	68	5	63
Executive Officers as defined in our internal regulations (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	110	—	110
Employees (excluding Executive Officers as defined in our internal regulations)	38,907	1,194	37,713
* The numbers have been adjusted for Directors, Auditors, and Executive Officers doubling other positions.

Mizuho Securities
	As of March 31, 2016	Change	As of March 31, 2015
Directors and Auditors	18	—	18
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	33	1	32
Employees (excluding Executive Officers as defined in our internal regulations)	6,994	146	6,848

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Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregate Figures for the 2 Banks

	As of March 31, 2016	Change	As of March 31, 2015
Head Offices and Domestic Branches	455	—	455
Overseas Branches	25	1	24
Domestic Sub-Branches	60	3	57
Overseas Sub-Branches	17	3	14
Overseas Representative Offices	6	(1)	7

*  Head Offices and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank

Head Office and Domestic Branches	419	—	419
Overseas Branches	25	1	24
Domestic Sub-Branches	41	1	40
Overseas Sub-Branches	17	3	14
Overseas Representative Offices	6	(1)	7

*  Head Office and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Trust & Banking

Head Office and Domestic Branches	36	—	36
Overseas Branches	—	—	—
Domestic Sub-Branches	19	2	17
Overseas Sub-Branches	—	—	—
Overseas Representative Offices	—	—	—

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Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2016

Consolidated

	(Billions of yen)
	First Half	Fiscal 2016
Ordinary Profits	350.0	810.0
Profit Attributable to Owners of Parent	260.0	600.0

Non-Consolidated

Mizuho Bank, Mizuho Trust & Banking

	(Billions of yen)
	Fiscal 2016
	Aggregate Figures for the 2 Banks	MHBK	MHTB*
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	595.0	550.0	45.0
Ordinary Profits	545.0	505.0	40.0
Net Income	395.0	365.0	30.0
Credit-related Costs	(70.0)	(70.0)	—

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

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Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2016 (A)	As of March 31, 2015 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥30,156,145	¥25,803,781	¥4,352,364
Call Loans	266,249	396,839	(130,589)
Receivables under Resale Agreements	368,351	525,653	(157,302)
Guarantee Deposits Paid under Securities Borrowing Transactions	—	133,336	(133,336)
Other Debt Purchased	729,842	543,683	186,159
Trading Assets	6,421,352	5,761,693	659,658
Money Held in Trust	3,197	3,249	(51)
Securities	37,903,140	41,235,710	(3,332,570)
Loans and Bills Discounted	70,374,392	70,873,844	(499,451)
Foreign Exchange Assets	1,343,546	1,559,516	(215,969)
Derivatives other than for Trading	5,008,314	5,062,613	(54,299)
Other Assets	1,688,087	1,735,907	(47,819)
Tangible Fixed Assets	836,484	828,583	7,901
Intangible Fixed Assets	636,583	469,546	167,036
Prepaid Pension Cost	469,034	415,694	53,340
Customers’ Liabilities for Acceptances and Guarantees	5,297,202	6,193,731	(896,528)
Reserves for Possible Losses on Loans	(379,190)	(434,828)	55,637
Reserve for Possible Losses on Investments	—	(1)	1

Total Assets	¥161,122,736	¥161,108,555	¥14,180

Liabilities
Deposits	¥100,197,037	¥93,528,342	¥6,668,695
Negotiable Certificates of Deposit	11,177,095	14,830,058	(3,652,962)
Call Money	1,127,524	3,469,055	(2,341,530)
Payables under Repurchase Agreements	7,588,922	10,131,327	(2,542,405)
Guarantee Deposits Received under Securities Lending Transactions	786,431	513,983	272,447
Commercial Paper	777,601	—	777,601
Trading Liabilities	5,198,295	4,397,160	801,134
Borrowed Money	8,697,522	8,315,873	381,649
Foreign Exchange Liabilities	682,188	625,566	56,622
Short-term Bonds	—	25,000	(25,000)
Bonds and Notes	4,376,773	4,624,117	(247,344)
Derivatives other than for Trading	4,423,937	5,006,591	(582,654)
Other Liabilities	2,998,753	1,640,679	1,358,074
Reserve for Bonus Payments	20,437	19,933	503
Reserve for Variable Compensation	1,300	—	1,300
Reserve for Possible Losses on Sales of Loans	267	13	253
Reserve for Contingencies	800	1,544	(744)
Reserve for Reimbursement of Deposits	15,041	14,772	269
Reserve for Reimbursement of Debentures	39,245	48,878	(9,633)
Deferred Tax Liabilities	302,072	337,508	(35,436)
Deferred Tax Liabilities for Revaluation Reserve for Land	67,991	72,392	(4,401)
Acceptances and Guarantees	5,297,202	6,193,731	(896,528)

Total Liabilities	153,776,443	153,796,531	(20,087)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,795	2,286,795	—
Capital Reserve	655,324	655,324	—
Other Capital Surplus	1,631,471	1,631,471	—
Retained Earnings	2,231,469	1,982,352	249,117
Appropriated Reserve	169,829	121,296	48,532
Other Retained Earnings	2,061,640	1,861,055	200,585
Retained Earnings Brought Forward	2,061,640	1,861,055	200,585

Total Shareholders’ Equity	5,922,330	5,673,213	249,117

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,106,333	1,497,419	(391,086)
Net Deferred Hedge Gains (Losses), net of Taxes	169,143	(5,028)	174,172
Revaluation Reserve for Land, net of Taxes	148,483	146,419	2,064

Total Valuation and Translation Adjustments	1,423,961	1,638,811	(214,849)

Total Net Assets	7,346,292	7,312,024	34,268

Total Liabilities and Net Assets	¥161,122,736	¥161,108,555	¥14,180

2-37

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2016 (A)	For the fiscal year ended March 31, 2015 (B)	Change (A) - (B)
Ordinary Income	¥2,251,728	¥2,238,239	¥13,489
Interest Income	1,207,062	1,258,141	(51,079)
Interest on Loans and Bills Discounted	801,996	807,368	(5,371)
Interest and Dividends on Securities	284,113	327,025	(42,912)
Fee and Commission Income	477,788	471,563	6,225
Trading Income	96,734	48,535	48,198
Other Operating Income	197,715	248,620	(50,904)
Other Ordinary Income	272,427	211,378	61,048

Ordinary Expenses	1,547,651	1,551,919	(4,267)
Interest Expenses	377,013	323,247	53,765
Interest on Deposits	133,957	90,883	43,074
Fee and Commission Expenses	91,475	88,033	3,441
Trading Expenses	2,282	—	2,282
Other Operating Expenses	44,711	120,110	(75,399)
General and Administrative Expenses	832,319	855,795	(23,475)
Other Ordinary Expenses	199,849	164,731	35,117

Ordinary Profits	704,076	686,320	17,756

Extraordinary Gains	6,484	509	5,974

Extraordinary Losses	7,647	18,785	(11,137)

Income before Income Taxes	702,913	668,044	34,869
Income Taxes:
Current	164,473	209,640	(45,167)
Refund of Income Taxes	(3,049)	(524)	(2,524)
Deferred	51,276	35,740	15,536

Net Income	¥490,212	¥423,188	¥67,024

2-38

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of March 31, 2016 (A)	As of March 31, 2015 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,665,011	¥1,457,944	¥207,066
Call Loans	5,520	6,852	(1,331)
Guarantee Deposits Paid under Securities Borrowing Transactions	215,970	—	215,970
Other Debt Purchased	13,358	48,713	(35,354)
Trading Assets	127,305	67,185	60,119
Money Held in Trust	2,578	3,415	(837)
Securities	1,492,120	1,887,153	(395,033)
Loans and Bills Discounted	3,496,313	3,068,451	427,862
Foreign Exchange Assets	3,675	7,088	(3,412)
Other Assets	80,648	79,017	1,631
Tangible Fixed Assets	24,632	26,561	(1,928)
Intangible Fixed Assets	24,022	17,624	6,397
Prepaid Pension Cost	49,795	45,785	4,010
Customers’ Liabilities for Acceptances and Guarantees	43,749	41,828	1,921
Reserves for Possible Losses on Loans	(5,636)	(6,811)	1,174
Reserve for Possible Losses on Investments	—	(1)	1

Total Assets	¥7,239,067	¥6,750,811	¥488,256

Liabilities
Deposits	¥3,056,268	¥2,637,041	¥419,226
Negotiable Certificates of Deposit	353,070	579,810	(226,740)
Call Money	1,162,877	1,072,860	90,017
Payables under Repurchase Agreements	67,602	12,022	55,580
Guarantee Deposits Received under Securities Lending Transactions	420,713	436,750	(16,036)
Trading Liabilities	121,483	63,242	58,241
Borrowed Money	366,955	221,967	144,987
Foreign Exchange Liabilities	0	—	0
Bonds and Notes	10,000	42,200	(32,200)
Due to Trust Accounts	1,019,554	1,008,363	11,191
Other Liabilities	60,074	43,236	16,837
Reserve for Bonus Payments	1,953	1,909	43
Reserve for Variable Compensation	401	—	401
Reserve for Reimbursement of Deposits	1,113	1,079	33
Deferred Tax Liabilities	12,043	22,342	(10,299)
Acceptances and Guarantees	43,749	41,828	1,921

Total Liabilities	6,697,859	6,184,654	513,204

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	180,091	168,935	11,155
Appropriated Reserve	23,327	17,471	5,856
Other Retained Earnings	156,763	151,464	5,298
Retained Earnings Brought Forward	156,763	151,464	5,298

Total Shareholders’ Equity	442,965	431,810	11,155

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	97,740	136,022	(38,282)
Net Deferred Hedge Gains (Losses), net of Taxes	501	(1,676)	2,177

Total Valuation and Translation Adjustments	98,241	134,345	(36,104)

Total Net Assets	541,207	566,156	(24,948)

Total Liabilities and Net Assets	¥7,239,067	¥6,750,811	¥488,256

2-39

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the fiscal year ended March 31, 2016 (A)	For the fiscal year ended March 31, 2015 (B)	Change (A) - (B)
Ordinary Income	¥194,291	¥192,718	¥1,572
Fiduciary Income	53,324	51,947	1,377
Interest Income	47,043	49,683	(2,640)
Interest on Loans and Bills Discounted	28,497	30,524	(2,026)
Interest and Dividends on Securities	16,683	17,075	(391)
Fee and Commission Income	53,927	54,678	(751)
Trading Income	1,347	2,494	(1,146)
Other Operating Income	25,290	18,016	7,274
Other Ordinary Income	13,357	15,897	(2,540)

Ordinary Expenses	135,409	124,574	10,834
Interest Expenses	11,284	10,392	892
Interest on Deposits	2,259	1,804	455
Fee and Commission Expenses	25,936	25,538	397
Other Operating Expenses	8,137	6,625	1,512
General and Administrative Expenses	79,954	78,460	1,493
Other Ordinary Expenses	10,095	3,557	6,537

Ordinary Profits	58,882	68,143	(9,261)

Extraordinary Gains	995	4	990

Extraordinary Losses	275	233	41

Income before Income Taxes	59,602	67,914	(8,312)
Income Taxes:
Current	15,945	5,643	10,302
Deferred	3,215	5,027	(1,811)

Net Income	¥40,440	¥57,243	¥(16,803)

2-40

Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

As of March 31, 2016

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	880,933	Money Trusts	18,620,805
Securities	1,020,148	Pension Trusts	3,738,037
Beneficiary Rights to the Trusts	45,331,244	Property Formation Benefit Trusts	3,700
Securities held in Custody Accounts	447,920	Investment Trusts	14,243,000
Money Claims	4,136,914	Money Entrusted Other than Money Trusts	1,440,338
Tangible Fixed Assets	5,970,218	Securities Trusts	7,540,825
Intangible Fixed Assets	322,440	Money Claims Trusts	3,263,660
Other Claims	378,725	Land and Fixtures Trusts	332,632
Due from Banking Account	1,019,554	Composite Trusts	10,925,858
Cash and Due from Banks	605,923	Other Trusts	5,164

Total	60,114,023	Total	60,114,023

Notes:

1.      The statement is exclusive of the Trusts that are difficult to value monetarily.

2.      Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥44,050,814 million.

3.      Joint trust assets under the management of other companies: ¥414,143 million.

         There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.

4.      Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥13,861 million.

Of this amount, Balance of Non-Accrual Delinquent Loans is ¥2,888 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	13,861	Principal	713,268
Securities	3	Reserve	42
Others	699,560	Others	114

Total	713,425	Total	713,425

2-41

Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of March 31, 2016 (A)	As of March 31, 2015 (B)	Change (A) - (B)
Total Amount of Funds	25,771,881	24,555,608	1,216,273
Deposits	3,056,268	2,637,041	419,226
Negotiable Certificates of Deposit	353,070	579,810	(226,740)
Money Trusts	18,620,805	17,392,804	1,228,000
Pension Trusts	3,738,037	3,940,731	(202,694)
Property Formation Benefit Trusts	3,700	5,220	(1,519)

Loans and Bills Discounted	4,377,247	4,053,574	323,673
of Banking accounts	3,496,313	3,068,451	427,862
of Trust accounts	880,933	985,122	(104,188)

Securities for Investments	2,512,268	3,021,274	(509,005)
of Banking accounts	1,492,120	1,887,153	(395,033)
of Trust accounts	1,020,148	1,134,120	(113,972)

2-42

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of March 31, 2016 (A)	As of March 31, 2015 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥283,049	¥320,613	¥(37,563)
Cash Segregated as Deposits for Customers and Others	170,684	151,401	19,282
Trading Assets	5,990,021	4,184,018	1,806,002
Receivables - Unsettled Trades	27,923	580,287	(552,363)
Operating Investment Securities	19,010	17,516	1,493
Operating Loans Receivable	3,100	3,240	(140)
Receivables Related to Margin Transactions	98,958	74,794	24,163
Collateralized Short-Term Financing Agreements-Receivable	3,949,642	4,109,246	(159,604)
Advances Paid	107	189	(81)
Securities: Fail to Deliver	11,937	25,582	(13,645)
Short-Term Loans Receivable	50,711	46,084	4,627
Deferred Tax Assets	8,735	21,160	(12,424)
Other Current Assets	404,314	251,154	153,159
Less: Allowance for Doubtful Accounts	(16)	(12)	(3)
Noncurrent Assets
Property and Equipment	14,540	15,678	(1,137)
Intangible Assets	42,370	34,344	8,026
Investments and Other Assets	308,153	297,869	10,284

Total Assets	¥11,383,246	¥10,133,168	¥1,250,078

Liabilities
Current Liabilities
Trading Liabilities	¥4,445,062	¥3,909,239	¥535,822
Payables Related to Margin Transactions	42,278	33,922	8,355
Collateralized Short-Term Financing Agreements-Payable	3,861,722	3,052,857	808,864
Deposits Received	136,356	160,613	(24,256)
Guarantee Deposits Received	154,013	110,135	43,878
Securities: Fail to Receive	4,271	8,685	(4,414)
Short-Term Borrowings	479,403	626,792	(147,388)
Commercial Paper	513,700	456,500	57,200
Bonds and Notes Due within One Year	55,602	67,220	(11,618)
Lease Obligations	377	414	(36)
Income Taxes Payable	4,400	2,549	1,850
Accrued Employees’ Bonuses	13,217	14,757	(1,540)
Provision for Variable Compensation	790	—	790
Provision for Bonus Point Redemption	623	783	(160)
Other Current Liabilities	31,422	30,410	1,012
Noncurrent Liabilities
Bonds and Notes	548,766	496,002	52,764
Long-Term Borrowings	409,400	524,000	(114,600)
Lease Obligations	857	1,351	(493)
Provision for Retirement Benefits	18,034	16,952	1,081
Other Noncurrent Liabilities	1,885	2,431	(546)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,005	1,589	416

Total Liabilities	10,724,190	9,517,208	1,206,982

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	149,594	112,125	37,469
Other Retained Earnings	149,594	112,125	37,469
Retained Earnings Brought Forward	149,594	112,125	37,469

Total Shareholders’ Equity	656,411	618,941	37,469

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	21,626	24,524	(2,897)
Net Deferred Gains or Losses on Hedges, net of Tax	(18,982)	(27,505)	8,523

Total Valuation and Translation Adjustments	2,644	(2,981)	5,626

Total Net Assets	659,056	615,960	43,095

Total Liabilities and Net Assets	¥11,383,246	¥10,133,168	¥1,250,078

2-43

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the fiscal year ended March 31, 2016 (A)	For the fiscal year ended March 31, 2015 (B)	Change (A) - (B)
Operating Revenues	¥319,855	¥301,578	¥18,277
Commissions	155,617	146,782	8,834
Net Gain on Trading	130,230	117,865	12,364
Net Gain on Operating Investment Securities	4,604	2,680	1,924
Interest and Dividend Income	29,402	34,249	(4,847)

Interest Expenses	27,552	26,850	701

Net Operating Revenues	292,303	274,727	17,575

Selling, General and Administrative Expenses	231,895	217,631	14,264
Transaction-Related Expenses	51,176	45,154	6,021
Personnel Expenses	85,135	85,944	(809)
Real Estate Expenses	26,042	25,634	407
Administrative Expenses	47,955	38,685	9,270
Depreciation and Amortization	14,929	15,065	(135)
Taxes and Dues	3,386	3,106	280
Provision of Allowance for Doubtful Accounts	(426)	431	(857)
Other	3,695	3,608	87

Operating Income	60,407	57,096	3,311

Non-Operating Income	8,055	4,720	3,334
Non-Operating Expenses	1,357	581	776

Ordinary Income	67,105	61,235	5,869

Extraordinary Gain	13,436	588	12,848

Extraordinary Loss	2,464	2,530	(66)

Income before Income Taxes	78,077	59,293	18,784
Income Taxes:
Current	6,915	4,485	2,430
Deferred	16,563	10,734	5,829

Net Income	¥54,598	¥44,073	¥10,524

2-44